UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

17 March 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

SOUTH32 ROADSHOW PRESENTATION

Attached are the presentation slides for the upcoming South32 Roadshow Presentation.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SOUTH32
MAKING A DIFFERENCE FROM THE GROUND UP
ROADSHOW PRESENTATION
MARCH 2015

IMPORTANT INFORMATION AND DISCLAIMER SOUTH32
Nature of this presentation
The information contained in this presentation does not constitute a prospectus or other listing document in relation to BHP Billiton or the new company proposed to be demerged from BHP Billiton (‘South32’) in any jurisdiction and is summary information provided for information purposes only. Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange.
This presentation should not be relied upon in connection with voting on the proposed demerger. Information relating to the proposed demerger is set out in the Shareholder Circular. The Shareholder Circular is available on BHP Billiton’s website at www.bhpbilliton.com/demerger. Subject to applicable securities laws, shareholders may obtain printed copies of the Shareholder Circular and the Listing Document applicable to their jurisdiction (the “Disclosure Documents”) free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents and under “Important notices” at the start of the Shareholder Circular).
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction.
UK Financial Services and Markets Act 2000 approval
The contents of this presentation, which have been prepared by and are the sole responsibility of BHP Billiton, have been approved by Goldman Sachs International solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (as amended). Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for BHP Billiton and no one else in connection with the proposed demerger of South32 and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed demerger of South32 or any matter referred to herein.
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from South32 operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include South32’s ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals South32 produces; activities of government authorities in some of the countries where South32 is exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the Disclosure Documents. Except as required by applicable regulations or by law, neither BHP Billiton nor South32 undertakes any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.
MARCH 2015 SLIDE 2

IMPORTANT INFORMATION AND DISCLAIMER (CONTINUED) SOUTH32
BHP Billiton non-IFRS financial information
BHP Billiton results which have been published in the Disclosure Documents are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. The Disclosure Documents and/or this presentation also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Net debt and Net operating assets. These measures are used internally by management to assess the performance of BHP Billiton business, make decisions on the allocation of BHP Billiton’s resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
South32 financial information
This presentation and the Disclosure Documents include historical combined financial information and pro forma financial information relating to South32. The historical combined financial information has been prepared by aggregating the historical financial information relating to the businesses that will be held by South32 as at the date of the demerger. The pro forma financial information has been prepared for the purpose of showing the impact of the demerger on South32’s financial performance and position. Details of the basis of preparation and presentation of the South32 financial information are set out in the Disclosure Documents.
The South32 financial information in this presentation and/or the Disclosure Documents include references to Underlying Earnings, Underlying EBIT and Underlying EBITDA, which are used to assess the performance of South32 and its businesses. Underlying EBITDA and Underlying EBIT are calculated based on the accounting policy that South32 proposes to use when discussing its operating results in future periods. The accounting policy proposed by South32 for calculating these measures differs from that currently used by BHP Billiton. Further information on the calculation of these measures is set out in the Disclosure Documents.
Presentation of data
Unless specified otherwise, all references to Underlying EBIT, Underlying EBITDA, Underlying EBIT margin and Underlying EBITDA margin include third party trading activities. Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments and other operations are reported on a proportionate consolidation basis
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton or South32.
No financial or investment advice – South Africa
BHP Billiton and South32 do not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
No SEC or Exchange Act registration – United States
The demerger of South32 from BHP Billiton will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (‘Exchange Act’), and accordingly the South32 shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirements of the Exchange Act.
MARCH 2015 SLIDE 3

TABLE OF CONTENTS SOUTH32
SECTION 1: OVERVIEW OF SOUTH32
SECTION 2: DETAILED MANAGEMENT AND BOARD BIOGRAPHIES
SECTION 3: AUSTRALIAN BUSINESSES
SECTION 4: SOUTHERN AFRICAN BUSINESSES
SECTION 5: SOUTH AMERICAN BUSINESSES
SECTION 6: RESERVES AND RESOURCES
SECTION 7: SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
SECTION 8: COMMODITY PRICE AND CURRENCY SENSITIVITIES
SECTION 9: REVOLVING CREDIT FACILITY SUMMARY
SECTION 10: LISTING MECHANICS
SECTION 11: KEY RISKS
MARCH 2015 SLIDE 4

SOUTH32
SECTION 1: OVERVIEW OF SOUTH32

A NEW COMPANY FROM THE GROUND UP SOUTH32
An experienced board and management team with clearly defined strategic priorities
A cash generator with high quality metals and mining assets competitively positioned in their respective cost curves
A lean operating model designed to further reduce costs and increase productivity
A simple approach to capital management underpinned by a commitment to maximise total shareholder returns
Well positioned to pursue investments that meet strict financial criteria
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 6

AN EXPERIENCED BOARD AND MANAGEMENT TEAM SOUTH32
Board1
Keith Rumble
Independent Non-executive Director
David Crawford
Chairman and Independent Non-executive Director
Xolani Mkhwanazi
Non-executive Director
Chief Executive Officer and Executive Director
Graham Kerr
Chief Operating Officer - Australia
Ricus Grimbeek
Chief Operating Officer - Africa
Mike Fraser
Chief Commercial Officer
Chief Financial Officer
Brendan Harris
Chief People Officer
Jo McConnell (Acting)
Chief Legal Officer & Company Secretary
Nicole Duncan
1 Further Board members to be appointed in time.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 7

CLEARLY DEFINED STRATEGIC PRIORITIES SOUTH32
Establish a distinctive, powerful culture and identity
Enhance environmental, health, safety and social programs
Embed a lean operating model that is aggregated at the regional level
Reduce costs and improve productivity
Create strong alignment with investors
Develop and pursue investment opportunities
Continually seek to optimise the portfolio
Cannington, Australia
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 8

A FOCUS ON SUSTAINABILITY WILL BE A SOURCE OF FUTURE COMPETITIVE ADVANTAGE SOUTH32
Aim to continuously improve safety performance
Aspire to have no person hurt at work
Be socially and environmentally responsible, providing a better future for host communities
Seek to minimise the environmental impact of operations
Energy efficiency
Biodiversity and land management
Water resource management
Promote a diverse and inclusive workplace
South Africa Aluminium, South Africa
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 9

A GLOBALLY DIVERSIFIED METALS AND MINING COMPANY

- Operations in Australia, Southern Africa and Colombia
- Non-operated JV interests in Brazil
- Strongly diversified by commodity and customer
  - US$8.3b of revenue in FY2014[1]
- Proposed listings on the ASX, JSE and LSE[2]


Nickel 5%
Metallurgical coal 8%
Silver, Lead, Zinc 26%
Manganese ore and alloy 21%
Energy coal 11%
Alumina Aluminium 29%
Underlying EBITDA by commodity[1]
South America 12%
Southern Africa 29%
Australia 59%
Underlying EBITDA by geography[1]
Americas 7%
Australia 9%
Southern Africa 12%
Other Europe 6%
Germany 2%
UK 3%
Italy 4%
Belgium 4%
Switzerland 7%
Other Asia 9%
Singapore 5%
South Korea 6%
India 7%
Japan 8%
China 11%
Revenue by market[1]


Global marketing centre
Singapore
Regional head office
Global shared services
Johannesburg
Hotazel
Manganese ore
Mozal
Aluminium
Metalloys
Manganese alloys
Hillside
Aluminium
South Africa Energy Coal
Energy coal
GEMCO
Manganese ore
Head office
Perth
Cannington
Silver, Lead, Zinc
Worsley
Alumina
Illawarra Coal
Metallurgical coal
TEMCO
Manganese alloys
Cerro Matoso
Nickel
MRN
Bauxite
Alumar
Aluminium / Alumina
Offices
Assets

[1] Based on FY2014. Manganese revenue and Underlying EBITDA presented on a proportional consolidation (60 per cent) basis. Revenue by market represents location of customer.
[2] An OTC ADS program will also be established for South32.

OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 10

HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES SOUTH32
Leading assets in the first quartile of industry cost curves
GEMCO: largest Mn ore producer
Cannington: largest silver producing mine
Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
Industry cost/margin1 curve position and FY2014 production for key South32 assets2
1st quartile 2nd quartile 3rd quartile 4th quartile
GEMCO3 4,776 Kt Mn ore
Cannington4 25.2 Moz Ag
Worsley Alumina 3,916 Kt Alumina
Mozal Aluminium5 266 Kt Al
Hillside5 715 Kt Al
Illawarra Met. Coal1 7,512 Kt Met/Energy coal
Cerro Matoso 44 Kt Ni
Alumar Refinery 1,262 Kt Alumina
SA Energy Coal3 30,384 Kt Energy coal
Hotazel Mines3 3,526 Kt Mn ore
Source: Wood Mackenzie, CRU and AME Group data based on CY2013 production
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 Production figures are South32 share, unless otherwise stated.
3 On a 100% basis.
4 Cost quartile position on a co-product basis
5 Cash cost position based on Wood Mackenzie Aluminium smelter costs release 2014 Q4. As per South32’s financial statements and as outlined in section 7.1 (b) and (c) of the South32 Listing Documents the unit operating costs of Mozal Aluminium have been higher than those of Hillside.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 11

HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES SOUTH32
Leading assets in the first quartile of industry cost curves
GEMCO: largest Mn ore producer
Cannington: largest silver producing mine
Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
90% of H1 FY2015 Underlying EBITDA2 generated by first and second quartile assets
Contribution of key South32 assets3 to H1 FY2015 combined Underlying EBITDA2
0% 25% 50% 75% 100%
GEMCO4 4,776 Kt Mn ore 14.4%
Cannington 25.2 Moz Ag 13.6% 1st quartile
Worsley Alumina 3,916 Kt Alumina 10.6%
Mozal Aluminium 266 Kt Al 6.5%
Hillside 715 Kt Al 14.9%
Illawarra1 Met. Coal 7,512 Kt Met/Energy coal 8.9%
Cerro Matoso 44 Kt Ni 8.4% 2nd quartile
Alumar Refinery 1,262 Kt Alumina 6.4%
SA Energy Coal4 30,384 Kt Energy coal 6.2%
Hotazel Mines4 3,526 Kt Mn ore 5.1%
Source: Wood Mackenzie, CRU and AME Group data based on CY2013 production
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 100% Underlying EBITDA (excluding Third party products and Group and unallocated) includes TEMCO: US$21m (1.6%), Metalloys: US$(6)m and Alumar Smelter: US$54m (4.0%). 3 Production figures are South32 share, unless otherwise stated.
4 On a 100% basis.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 12

HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES SOUTH32
Leading assets in the first quartile of industry cost curves
GEMCO: largest Mn ore producer
Cannington: largest silver producing mine
Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
90% of H1 FY2015 Underlying EBITDA2 generated by first and second quartile assets
These assets have been well maintained and have significant resource lives
Historical combined total capital expenditure3 (US$b)
3 Execution of major capital projects including:
GEMCO expansion
2 Worsley Alumina Efficiency and Growth Project
South Africa Energy Coal projects
1
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 Underlying EBITDA (excluding Third party products and Group and unallocated).
3 Capital expenditure for FY2012 to FY2014 is based on historical combined financial information for South32 included in Annexure 1 of the South32 Listing Documents. For the period FY2005 to FY2011 capital expenditure is based on information previously published by BHP Billiton as unaudited supplementary financial information released as part of BHP Billiton’s results announcements.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 13

A CASH GENERATOR THROUGH THE CYCLE

SOUTH32

- Combined Underlying EBITDA[1] of more than US$2.0b p.a. over the last decade
  - Average Underlying EBITDA margin[1] of 36% over the last decade
- Cash from operations has significantly exceeded capital expenditure
  - Net operating cash flows before financing activities and tax and after capital expenditure of US$1.4b in FY2014 [2]

Historical combined Underlying EBITDA and margin[1]
(US$b, %)



7
6
5
4
3
2
1
0
50.0%
40.0%
30.0%
20.0%
10.0%
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
Total Underlying EBITDA
Underlying EBITDA margin (%)

Historical combined cash generation and capital expenditure
(US$b)



3
2
1
0
0.9
1.0
1.4
FY12
FY13
FY14
Cash from operations³
Total capital expenditure
Net operating cash flows²

[1] *Underlying EBITDA is earnings before depreciation and amortisation, net finance costs, taxation and any earnings adjustment items. Underlying EBITDA and margin excludes third party product sales and group and unallocated items.*
[2] *Net operating cash flows before financing activities and tax and after capital expenditure. On a pro forma basis, net operating cash flows before financing activities and tax and after capital expenditure would be US$1,035m in FY2014.*
[3] *Cash generated from operations including dividends received (including from equity accounted investments).*

OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 14

A LEAN OPERATING MODEL DESIGNED TO FURTHER REDUCE COSTS AND INCREASE PRODUCTIVITY SOUTH32
A focused and lean corporate structure
Functional support will be aggregated at the regional level
Reduces a layer of management
Facilitates greater alignment with regional stakeholders
Overhead cost savings from implementation of the regional model are expected to outweigh the costs of establishing South32’s corporate centre1
President and Chief Operating Officer Africa (Johannesburg)
Mozal Aluminium
South Africa Energy Coal
South Africa Aluminium
South Africa Manganese
Support Functions (Johannesburg)
Chief Executive Officer and Executive Director (Perth)
Chief Financial Officer2 (Perth)
Chief Legal Officer & Company Secretary (Perth)
Chief People Officer (Perth)
Chief Commercial Officer3 (Perth)
Brazil Aluminium
President and Chief Operating Officer Australia (Perth)
Worsley Alumina
Illawarra Metallurgical Coal
Cerro Matoso
Australia Manganese
Cannington
Support Functions (Perth)
Corporate Region Operated Businesses Non-operated Businesses
1 The financial accounts included in the South32 Listing Documents do not include the costs that will be incurred when South32 establishes its corporate centre. This is expected to result in a US$60m per annum increase in costs, although the implementation of South32’s regional model is expected to deliver cost savings of a greater amount.
2 Shared services center (Johannesburg) reports to the CFO.
3 Marketing (Singapore) reports to the CCO.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 15

SOUTH32

WELL POSITIONED TO PURSUE INVESTMENTS THAT MEET STRICT FINANCIAL CRITERIA

- A strong Balance Sheet and investment grade credit rating are core to the strategy
  - Opening net debt of ~US$0.7b[1]
  - Closure and rehabilitation provisions of ~ US$1.5b[1] also transfer to South32
- Significant liquidity from day one
  - US$1.5b revolving syndicated bank facility
- Expected to have the financial strength and flexibility required to pursue investments that meet strict financial criteria


6
1
7
2
5
4
3

Options Under Analysis[2]	Definition (Feasibility)	Project Execution
1 Cannington Silver, Lead, Zinc *Mine life extension*	**4 South Africa Energy Coal** Energy coal *Klipspruit Extension* *Khutala Life Extension*	**5 Hotazel** Manganese Ore *Wessels central block*
2 South Africa Energy Coal Energy Coal *Leandra project* *Naudesbank project*		**6 GEMCO** Manganese Ore *Premium Concentrate Projects*
3 MRN Bauxite *Mine life extension*		**7 Illawarra Met. Coal** Metallurgical coal *Appin Area 9*

[1] *Based on pro forma financial information. Net debt includes finance leases but does not include the fair value of South32's non-current derivatives.*
[2] *List does not comprise all options under analysis.*

OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 16

A SIMPLE APPROACH TO CAPITAL MANAGEMENT SOUTH32
Well defined priorities for cash flow
– Maintain safe and reliable operations and an investment grade credit rating through the cycle
Maximise cash flow
Competition for excess capital
Distribute a minimum 40% of Underlying Earnings as ordinary dividends
Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities
Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32’s franking account balance and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 17

A SIMPLE APPROACH TO CAPITAL MANAGEMENT SOUTH32
Well defined priorities for cash flow
– Maintain safe and reliable operations and an investment grade credit rating through the cycle
– Shareholder dividends
> Intention to distribute a minimum of 40% of Underlying Earnings as dividends following each six month reporting period1
Maximise cash flow
Competition for excess capital
Distribute a minimum 40% of Underlying Earnings as ordinary dividends
Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities
Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32’s franking account balance and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.
1 Dividends will be declared in US dollars consistent with South32’s reporting currency.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 18

A SIMPLE APPROACH TO CAPITAL MANAGEMENT SOUTH32
Well defined priorities for cash flow
– Maintain safe and reliable operations and an investment grade credit rating through the cycle
– Shareholder dividends
– Excess capital to be allocated to the option that maximises total shareholder returns
> Special dividends
> Share buy backs
> High return investments that meet strict financial criteria
Maximise cash flow
Competition for excess capital
Distribute a minimum 40% of Underlying Earnings as ordinary dividends
Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities
Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32’s franking account balance and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 19

A NEW COMPANY FROM THE GROUND UP SOUTH32
An experienced board and management team with clearly defined strategic priorities
A cash generator with high quality metals and mining assets competitively positioned in their respective cost curves
A lean operating model designed to further reduce costs and increase productivity
A simple approach to capital management underpinned by a commitment to maximise total shareholder returns
Well positioned to pursue investments that meet strict financial criteria
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 20

SOUTH32
SECTION 2: DETAILED MANAGEMENT AND BOARD BIOGRAPHIES

DETAILED BOARD BIOGRAPHIES SOUTH32
Board member Biography
David Crawford AO
Mr Crawford will be the Chairman of South32.
Chairman and independent non-executive director
Mr Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. Other directorships and offices (current and recent):
Chairman of Australia Pacific Airports Corporation Limited (since May 2012)
Chairman of Lend Lease Corporation Limited (since May 2003) and director (since July 2001)
Former director of BHP Billiton Limited (from May 1994 to November 2014) and BHP Billiton Plc (from June 2001 to November 2014)
Former Chairman (from November 2007 to December 2011) and former director (from August 2001 to December 2011) of Foster’s Group Limited
Keith Rumble
Independent non-executive director
Mr Rumble was previously Chief Executive Officer of SUN Mining, a wholly-owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has more than 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Mr Rumble will retire from the BHP Billiton Board at or around the time of the BHP Billiton Shareholder vote on the Demerger Resolution.
Other directorships and offices (current and recent):
Director (non-executive) of BHP Billiton Limited and BHP Billiton Plc (since September 2008)
Director of Enzyme Technologies (Pty) Limited (since September 2011)
Director of Elite Wealth (Pty) Limited (since August 2010)
Board of Governors of Rhodes University (since April 2005)
Trustee of the World Wildlife Fund, South Africa (since October 2006)
Former director of Aveng Group Limited (from September 2009 to December 2011)
DETAILED MANAGEMENT AND BOARD BIOGRAPHIES MARCH 2015 SLIDE 22

DETAILED BOARD BIOGRAPHIES SOUTH32
Board member Biography
Xolani Mkhwanazi Non-executive director
Dr Mkhwanazi joined BHP Billiton in February 2005 as President and Chief Operating Officer South Africa Aluminium. Dr Mkhwanazi was appointed Chairman of BHP Billiton in South Africa in 2009. Dr Mkhwanazi previously served as Chief Executive Officer of Bateman Africa Ltd and the National Electricity Regulator. Prior to that, he held senior positions at the Council for Scientific and Industrial Research. During this period, he played a key role in the formulation of South African National Science and Technology Policy. In his early career, Dr Mkhwanazi was a Senior Scientist at the Atomic Energy Corporation and Head of the Physics Department at the University of Swaziland.
DETAILED MANAGEMENT AND BOARD BIOGRAPHIES MARCH 2015 SLIDE 23

DETAILED MANAGEMENT TEAM BIOGRAPHIES SOUTH32
Senior executive Biography
Graham Kerr CEO and executive director
Mr Kerr joined BHP Billiton in 1994 and was appointed Chief Financial Officer in November 2011. Mr Kerr retired from the BHP Billiton Group Management Committee and as Chief Financial Officer of BHP Billiton on 1 October 2014. Prior to his appointment as Chief Financial Officer of BHP Billiton, Mr Kerr was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of operational and commercial roles across the BHP Billiton Group. As President of Diamonds and Specialty Products, Mr Kerr was accountable for the EKATI Diamond Mine in Canada, the Richards Bay Minerals Joint Venture in South Africa, diamonds exploration in Angola, the Corridor Sands Project in Mozambique and the development of BHP Billiton’s potash portfolio in Canada. Prior to that Mr Kerr held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President Finance BHP Billiton Diamonds and Finance Director for the BHP Canadian Diamonds Company. In 2004 Mr Kerr left BHP Billiton for a two-year period when he was General Manager Commercial for Iluka Resources Ltd.
Brendan Harris CFO
Mr Harris joined BHP Billiton as Vice President Investor Relations Australasia in July 2010 and was appointed Head of Investor Relations in July 2011. Prior to joining BHP Billiton he held various roles in investment banking over almost a decade including Executive Director Metals and Mining Research, Macquarie Equities, where he had primary responsibility for Australian listed metals and mining research. During Mr Harris’ early career as an exploration geologist he was involved in iron ore exploration in the Pilbara region of Western Australia with Robe River Iron Associates and gold and base metals exploration in the Gawler Craton in South Australia. Mr Harris also gained experience with Western Geophysical in Perth, Western Australia where he participated in the reprocessing of seismic data. Mr Harris holds a BSc in geology and geophysics.
Ricus Grimbeek President and COO, Australia
Mr Grimbeek joined BHP Billiton in February 1992 as a Mining Engineer in training. Mr Grimbeek’s career has spanned numerous technical and operating roles within and outside BHP Billiton including time as the Executive Vice President Mining for Lonmin Platinum. Mr Grimbeek was the Head of Group HSEC from April 2009 to October 2011 and President and Chief Operating Officer of the EKATI Diamond Mine in Canada from May 2007 to March 2009. In November 2011, he was appointed Asset President, Worsley. Mr Grimbeek holds a Mining Engineering degree from the University of Pretoria, an Advanced Certificate in Mine Ventilation from the Chamber of Mines.
DETAILED MANAGEMENT AND BOARD BIOGRAPHIES MARCH 2015 SLIDE 24

DETAILED MANAGEMENT TEAM BIOGRAPHIES SOUTH32
Senior executive Biography
Mike Fraser President and COO, Africa
Mr Fraser joined BHP Billiton in January 2000 as Head of Compensation and Benefits. Mr Fraser was appointed President, Human Resources and a member of the Group Management Committee in August 2013. Previously Mr Fraser led BHP Billiton’s Mozal operation in Mozambique as Asset President from September 2009 to October 2012. Prior to taking up this role Mr Fraser worked across a number of roles in BHP Billiton’s Coal, Manganese and Aluminium businesses in a number of geographies. Prior to joining BHP Billiton Mr Fraser held a variety of leadership roles in a large internationally diversified industrial business. Mr Fraser holds a Master of Business Leadership and a Bachelor of Commerce from the University of South Africa.
Nicole Duncan Chief Legal Officer and Company Secretary
Ms Duncan joined BHP Billiton in July 2000 as a Counsel in Group Legal and was appointed Vice President, Company Secretariat in September 2013. Prior to this role, Ms Duncan held various legal and commercial roles within BHP Billiton. Ms Duncan was Vice President, Supply, Group Information Management from October 2011 to August 2013. Previously, Ms Duncan held the role of Senior Manager, Group Legal, supporting the marketing function and prior to that played a key role in operations, major expansions and merger and acquisition projects. Prior to joining BHP Billiton, she was a lawyer at Ashurst (formerly Blake Dawson Waldron) in Melbourne. Ms Duncan graduated from the Australian National University with a degree in Law and an Honours degree in History.
DETAILED MANAGEMENT AND BOARD BIOGRAPHIES MARCH 2015 SLIDE 25

SOUTH32
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MARCH 2015 SLIDE 26

SOUTH32
SECTION 3: AUSTRALIAN BUSINESSES

WORSLEY ALUMINA (86% SHARE)
Integrated bauxite mine and alumina refinery with capacity of 4.6 Mtpa on a 100% basis
Low impurity bauxite1
– Reserve life of 17 years
– Resource life of 63 years
First quartile on refining industry cost curve2
Low energy input costs
– Gas supply contracts to 2018 and 2023
FY2014 operating cost of US$272/t alumina; down 25% from FY2012 of US$363/t
Further efficiencies anticipated as operation continues to bed down recently completed Efficiency & Growth Project
Potential for further increases to nameplate capacity at a low capital cost
Australia
Worsley Alumina
Port
Road
Rail
Conveyors
Town
South32 asset
Mandurah
Indian Ocean
Bunbury
Pinjarra
Dwellingup
Waroona
Harvey
Worsley
Alumina
Refinery
Collie
Boddington
Worsley Alumina
Bauxite Mine
0 10km
Key financials3
(US$m) margin (%)
200 900 25%
150 20%
100 15% 10%
50 5%
0 0
(50) (5%)
(100) (10%)
FY2012 FY2013 FY2014 H1 FY15
Underlying EBITDA Capital expenditure
EBITDA margin
1 Further details on reserve and resource life calculations are referenced in Section 6. 2 Sourced from Wood Mackenzie based on CY2013 production. 3 South32 share of key financials shown.
AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 28

WORSLEY ALUMINA (86% SHARE)

Alumina sales volume, pricing and cost[1]


(kt)
(US$/t)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
400
350
300
250
200
150
100
50
0
FY2012
FY2013
FY2014
H1 FY15
Alumina sales
Realised alumina sales price
Alumina operating unit cost

FY2014 cost split[2]


3%
40%
51%
6%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

Ownership/Operator	• 86%/South32
Location	• Bauxite mine: 123 km southeast of Perth near Boddington, Western Australia • Alumina refinery: 55 km northeast of Bunbury, Western Australia
Workforce	• Average 1,900 FTE employees and contractors
Logistics	• Bauxite ore supplied by conveying system • Refined alumina railed to Bunbury Port
Discovery/history	• Construction commenced in 1980, first alumina production in 1984
Reserves[3]	• 295 Mt @ 31% available alumina and 1.6% reactive silica • Reserve life: 17 years
Resources[3]	• 1,140 Mt @ 31.4% available alumina and 2.2% reactive silica • Resource life: 63 years
Mining	• Shallow multi-pit open-cut operation for bauxite (FY2014 production of 18 Mt on 100% basis)
Processing	• Bayer refining process • Key energy sources include coal fired boilers, on-site gas and multifuel co-generation
Key contracts	• 32 year lease (commenced 2014) for two multifuel co-generation units • Two gas supply agreements (due to expire in 2018 and 2023) • Coal supply agreements with Griffin Coal and Premier Coal
Products	• Alumina
H1 FY2015 operating cost	• US$260/t produced

[1] Operating unit cost per tonne produced, South32 share of sales volumes. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 29

ILLAWARRA METALLURGICAL COAL (100% SHARE)
Three longwall mines and two processing facilities with annual ROM capacity of 12 Mtpa and product capacity of 9 Mtpa
Reserve lives of 25 years (Appin), 9 years (Dendrobium) and 2 years (West Cliff)1
A premium low volatile hard coking coal (~80% of product mix)
Second quartile on metallurgical coal industry margin curve 2
Long term coal supply contract with BlueScope Steel (expiring 2032)
Export product road hauled to Port Kembla Coal Terminal (where Illawarra Metallurgical Coal has 1/6 capacity allocation)
FY2014 operating cost of US$99/t; down 11% from FY2012 of US$111/t
Appin Area 9 project on schedule for commissioning in 2016
– Maintains production rates and improves coking yield
Australia
Illawarra
Metallurgical Coal
Port
Road
Town
South32 asset
Tahmoor
Pheasants Nest
Wilton
Appin
West Cliff
Pacific Ocean
Mt. Kembia Wollongong
Dendrobium Port Kembla
0 5km
Key financials
(US$m) margin (%)
900 50%
750 40%
600
450 30%
300 20%
150 10%
0 0
FY2012 FY2013 FY2014 H1 FY15
Underlying EBITDA Capital expenditure
EBITDA margin
1 Further details on reserve life calculations are referenced in Section 6. 2 Sourced from Wood Mackenzie based on CY2013 production.
AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 30

ILLAWARRA METALLURGICAL COAL (100% SHARE)

Energy and metallurgical coal sales volume, price and cost[1]



(kt)
(US$/t)
9,000
7,500
6,000
4,500
3,000
1,500
0
300
250
200
150
100
50
0
FY2012
FY2013
FY2014
H1 FY15
Energy coal sales
Metallurgical coal sales
Realised metallurgical coal sales price
Operating unit cost

FY2014 cost split[2]



23%
22%
6%
49%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

Ownership/operator	• 100%/South32
Location	• Three mines (Appin, West Cliff and Dendrobium) located 75 km to 90 km southwest of Sydney in the Illawarra region of NSW
Workforce	• Average 2,500 FTE employees and contractors
Logistics	• Road haulage to Port Kembla Coal Terminal (8km to 38 km in distance from mining operations) for export coal • Conveyor / truck to BlueScope Steel's blending yard
Discovery/history	• Operated in the region for 80 years. Appin has been producing since 1962
Reserves[3]	• 208 Mt (Proved and Probable), 166 Mt (Marketable) • Reserve lives: 25, 2, 9 years (Appin, West Cliff, Dendrobium)
Resources[3]	• 1,306 Mt • Resource lives: 41, 15, 43 years (Appin, West Cliff, Dendrobium)
Mining	• Underground longwall operations with ROM capacity of: - Appin: 4 Mtpa - West Cliff: 3 Mtpa - Dendrobium: 5 Mtpa
Processing	• Two coal processing plants, West Cliff (7.5 Mtpa nominal capacity) and Dendrobium (5 Mtpa nominal capacity) • Electricity from NSW electricity grid • Water sourced from Sydney Water
Key contracts	• Long term coal supply agreement with Bluescope Steel at Port Kembla (expires 2032)
Products	• Metallurgical coal (80%), thermal coal (20%)
H1 FY2015 operating cost	• US$64/t produced

AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 31

AUSTRALIA MANGANESE (60% SHARE)
Manganese ore mine with capacity of 4.8 Mtpa and manganese alloy plant with a capacity of 150 Ktpa high carbon ferromanganese and 120 Ktpa silicomanganese (on a 100% basis)
High grade reserves (~45% Mn) with reserve life of 11 years1
First quartile on manganese ore industry cost curve2
Lowest landed cost supplier into key Asian markets
FY2014 operating cost of US$130/t ore; down 7% from FY2012 of US$140/t ore
Premium Concentrate Project expected to increase output by 0.5 Mtpa from FY17 on a 100% basis (capex US$139m)
Life extension potential in the eastern leases
GEMCO
Australia
TEMCO
Fort
Road
Town
South32 asset
Binkerton Island Connexion Island Winchelsea Island
Gulf of Carpentaria Miner Bay port Alyangula Umbakumba
GEMCO Mines Angurugu GEMCO Mine Groote Eylandt
0 5km
Key financials3
(US$m) margin (%)
500 50%
400 40%
300 30%
200 20%
100 10%
0 0
FY2012 FY2013 FY2014 H1 FY15
Underlying EBITDA - ore Underlying EBITDA - alloy
Capital expenditure EBITDA margin
1 Further details on reserve life calculations are referenced in Section 6. 2 Sourced from CRU based on CY2013 production. 3 100% terms shown for key financials.
AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 32

AUSTRALIA MANGANESE (60% SHARE)

Manganese ore sales volume, price and cost[1]



(kt)
6,000
5,000
4,000
3,000
2,000
1,000
0
(US$/t)
250
200
150
100
50
0
FY2012
FY2013
FY2014
H1 FY15
Manganese ore sales
Realised manganese ore sales price
Manganese ore operating unit cost

FY2014 cost split[2]



20%
13%
37%
30%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced, 100% terms shown for sales volumes, FY2012-FY2014 average manganese alloy sales volume of 244 Ktpa. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] On a 100% basis. Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

GEMCO

Ownership/operator	• 60%/South32
Location	• Groote Eylandt, 16 km from Alyangula, Northern Territory, Australia
Workforce	• Average 900 FTE employees and contractors
Logistics	• 16 km road train to port facilities at Milner Bay for export
Discovery/history	• Mining commenced in 1964. Beneficiation plant commissioned in 1972
Reserves[3]	• 94 Mt @ 44.6% (58% yield) • Reserve life: 11 years
Resources[3]	• 175 Mt @ 44.8% (48% yield) • Resource life: 15 years
Mining	• Open-cut strip mining operation
Processing	• Crushing, screening, washing and dense media separation • Produces lump and fines products (4.8 Mtpa ROM capacity)
Products	• Mn ore produced (90% exported with 10% shipped to TEMCO)
H1 FY2015 operating cost	• US$103/t

TEMCO

Ownership/operator	• 60%/South32
Location	• 4 km from George Town, Tasmania, Australia
Workforce	• Average 300 FTE employees and contractors
Logistics	• Priority use of berth at Bell Bay wharf under long term lease
Discovery/history	• Operations established in 1962
Processing	• HCFeMn (150 Ktpa capacity), SiMn (120 Ktpa capacity)
Key contracts	• Power sourced under long term agreement (expiring 2024)
Products	• Manganese alloy (c. 90% exported, remainder supplied to steel customers in Australia and New Zealand)
H1 FY2015 operating cost	• US$906/t

AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 33

CANNINGTON (100% SHARE)

- Integrated underground mining and metallurgical processing facility with a nominal processing capacity of over 3.2 Mtpa
- Reserve life of 9 years[1]
- First quartile on silver industry cost curve[2]
- Sliver and lead head grades projected to decline over remaining life of mine
  – Ag grade of 289ppm in FY2014
- FY2014 operating cost of US$193/t ore processed; down 8% from FY2012 of US$209/t
- Targeting increased mine and mill throughput; expected to partially mitigate declining feed grade
- Active studies assessing potential to significantly extend mine life



Cannington
Australia
Port
Rail
Road
Town
South32 asset
Townsville
Charters Towers
Shire of McKinlay
Yurbi Rail Loading Facility
Mt Isa
Shire of Cloncurry
Cannington Mine

Key financials



(US$m)
margin (%)
1,000
800
600
400
200
0
60%
50%
40%
30%
20%
10%
0
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA
Capital expenditure
EBITDA margin

[1] Further details on reserve life calculations are referenced in Section 6. [2] Sourced from AME Group based on CY2013 production on a co-product basis.

AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 34

CANNINGTON (100% SHARE)

Lead, zinc and silver sales volume, price and cost[1]


Lead/Zinc: (kt)
Silver: (moz)
(US$/t)
250
200
150
100
50
0
FY2012
FY2013
FY2014
H1 FY15
Lead sales
Zinc sales
Silver sales
Operating unit cost (ore)

FY2014 cost split[2]


18%
13%
7%
62%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

Ownership/operator	• 100%/South32
Location	• 200 km south-east of Mt Isa, Queensland
Workforce	• Average 1,150 FTE employees and contractors
Logistics	• Concentrate trucked to Cloncurry and then railed 800 km to the port of Townsville
Discovery/history	• BHP Billiton discovery in 1990, first production in 1997
Reserves[3]	• 20 Mt @ 237g/t Ag, 6.29% Pb, 3.95% Zn • Reserve life: 9 years
Resources[3]	• 76 Mt @ 170g/t Ag, 5.07% Pb, 3.15% Zn • Resource life: 22 years
Mining	• 3.4 Mtpa underground • Conventional long hole stoping with paste backfill
Processing	• 3.2 Mtpa floatation plant • Typical recoveries ~87% Ag (Pb concentrate), ~90% Pb, ~72% Zn
Key contracts	• Gas supply arrangements expire December 2015, new contracts will need to be negotiated
Products	• Dual lead and zinc concentrates, both containing silver
Payabilities	• Lead concentrate (95% Ag, 95% Pb), Zinc concentrate (70% Ag conditional on Ag content exceeding 93g/t, 85% Zn)
H1 FY2015 operating cost	• US$182/t ore processed

[1] Operating unit cost per tonne processed. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

AUSTRALIAN BUSINESSES MARCH 2015 SLIDE 35

SOUTH32
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MARCH 2015 SLIDE 36

SOUTH32
SECTION 4: SOUTHERN AFRICAN BUSINESSES

SOUTH AFRICA ALUMINIUM (100% SHARE)

- The largest smelter in the southern hemisphere with capacity of 723 Ktpa aluminium
- Hillside extends across first and second quartile on the aluminium industry cost curve[1]
- Alumina feed sourced from Worsley Alumina
- Long term power contracts with Eskom
  - – Frequency of load shedding has increased
- FY2014 operating cost of US$1,771/t aluminium; down 23% from FY2012 of US$2,303/t
- Bayside smelter closed in FY2014 and Bayside casthouse to be sold



Hillside
South Africa
Port
Road
Town
South32 asset
Aquadene
Brackenham
Veld En Vlei
Birdswood
Wild En Weide
Empangeni
Alton
Richards Bay Central
Arboretum
Hillside
Richards Bay
Bayside
Richards Bay port
Indian Ocean

Key financials[2]



(US$m)
margin (%)
250
200
150
100
50
0
(50)
25%
20%
15%
10%
5%
0
(5%)
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA
Capital expenditure
EBITDA margin

[1] *Sourced from Wood Mackenzie based on CY2013 production.* [2] *Includes financials from Bayside smelter until FY2014.*

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 38

SOUTH AFRICA ALUMINIUM (100% SHARE)

Aluminium sales volume, price and cost[1]



(kt)
(US$/t)
800
700
600
500
400
300
200
100
0
2,500
2,000
1,500
1,000
500
0
FY2012
FY2013
FY2014
H1 FY15
Aluminium sales
Realised aluminium sales price
Operating unit cost

FY2014 cost split[2]



8%
14%
22%
56%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced. Includes sales volume from Bayside smelter until FY2014 (Bayside sales volume contribution of 97 Kt, 105 Kt, 96 Kt for each of FY2012, FY2013 and FY2014 respectively). [2] FY2014 cost split represents operating cash cost split. Other includes freight, consumables and maintenance, among other things.

Hillside	
Ownership/operator	• 100%/South32
Location	• 200 km north of Durban in Richards Bay, South Africa
Workforce	• 2,597 FTE employees and contractors (post Bayside closure)
Logistics	• Exported through Richards Bay • Remaining product sold domestically (transported by road)
Discovery/history	• Hillside smelter commissioned between 1995 and 1996
Processing	• Processes c. 1,400 Ktpa alumina imported from Worsley Alumina • Electrolytic reduction of alumina and casting into aluminium ingots • Solid aluminium production capacity of 723 Ktpa
Key contracts	• Long term contract for power from Eskom • Three long term port facility agreements (expire 2019)
Products	• Aluminium ingot and liquid aluminium (trucked to Bayside casthouse)
H1 FY2015 operating cost	• US$1,747/t produced

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 39

MOZAL ALUMINIUM (47.1% SHARE)
Aluminium smelter with capacity of 566 Ktpa (100% basis) and dedicated port facilities in Mozambique
Alumina feed sourced from Worsley Alumina
Hydroelectric power generated by Hidroeléctric Cahora situated on the Zambezi River
FY2014 operating cost of US$1,962/t aluminium; down 10% from FY2012 of US$2,189/t
Mozambique
Mozal Aluminium
Port
Road
South32 asset
Mozal Aluminium
Machava
Maputo International Airport
Matola Matola port Maputo city
Catembe Maputo
0 2kn
Key financials1
(US$m)
margin (%)
90 30%
75 25%
60 20%
45 15%
30 10%
15 5%
0 0
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA
Capital expenditure
EBITDA margin
1 South32 share of key financials shown.
SOUTHERN AFRICAN
BUSINESSES
MARCH 2015
SLIDE 40

MOZAL ALUMINIUM (47.1% SHARE)

Aluminium sales volume, price and cost[1]



(kt)
(US$/t)
300
250
200
150
100
50
0
2,500
2,000
1,500
1,000
500
0
FY2012
FY2013
FY2014
H1 FY15
Aluminium sales
Realised aluminium sales price
Operating unit cost

FY2014 cost split[2]



3%
13%
55%
29%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced. South32 share of sales volumes. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things.

Ownership/operator	• 47.1%/South32
Location	• 17 km from Maputo, Mozambique
Workforce	• Average 1,950 FTE employees and contractors
Logistics	• Aluminium is exported via the Matola Port, 15 km from the smelter
Discovery/history	• Production commenced in 2000 • Capacity expanded to 566 Ktpa in 2003 (100% basis)
Processing	• Processes alumina feed from Worsley Alumina • Electrolytic reduction of alumina to produce liquid aluminium which is then tapped and cast
Key contracts	• Power sourced from Motraco (JV between Eskom and Mozambique and Swaziland electrical utilities) • Long term domestic aluminium metal supply agreement
Products	• Aluminium ingots with a purity grade of, or greater than, 99.7%
H1 FY2015 operating cost	• US$1,867/t produced

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 41

SOUTH AFRICA ENERGY COAL (90% SHARE)

- Four mines producing a mix of export (~45%) and domestic coal (~55%)
  - FY2014 product output of 30.4 Mt (100% basis)
- Reserve lives between 6 and 23 years[1]
- Second quartile on energy coal industry cost curve[2]
- Richards Bay port capacity entitlement of 17 Mtpa
- FY2014 operating cost of US$35/t product; down 20% from FY2012 of US$44/t
- Rail haulage agreements in place with Transnet to 2024
- Assessing major life of mine extension projects at Klipspruit (export) and Khutala (domestic) with other brownfield development options under review
- Accredited as a Level 4 BEE contributor[4]


South Africa Energy Coal
Richards Bay
South Africa
Port
Power Station
Road
Rail
Town
South32 asset
Bronkhorstspruit
Middelburg
Ferrobank
Witbank
Emalahleni
Middelburg Colliery
Duvha Power Station
Klipspruit
Ogies
Wolvekrans Colliery
Kendal Power Station
Delmas
Khutala
Hendrina
Leslie
Bethal
Evander
Secunda

Key financials[3]


(US$m)
margin (%)
450
360
270
180
90
0
25%
20%
15%
10%
5%
0
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA
Capital expenditure
EBITDA margin

[1] Further details on reserve life calculations are referenced in Section 6. [2] Sourced from Wood Mackenzie based on CY2013 production. [3] 100% terms shown for key financials. [4]A Level 4 BEE Contributor means the entity scores 65 to 74.99 scorecard points in terms of the South African BEE Codes of Good Practice and confers a BEE procurement spend recognition of 100%.

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 42

SOUTH AFRICA ENERGY COAL (90% SHARE)

Energy coal sales volume, price and cost[1]


(Mt)
35
30
25
20
15
10
5
0
(US$/t)
120
100
80
60
40
20
0
FY2012
FY2013
FY2014
H1 FY15
Domestic sales
Export sales
Realised domestic sales price
Realised export sales price
Operating unit cost

FY2014 cost split[2]


4%
37%
51%
8%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced. 100% terms shown for sales volumes.
[2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

Ownership/operator	• 90%/South32
Location	• All four mines (Wolvekrans, Middelburg, Khutala, Klipspruit) located in Witbank coalfield (Mpumalanga province). 100 km to 170 km east of Johannesburg
Workforce	• Average 10,000 FTE employees and contractors
Logistics	• Wolvekrans Middelburg: Export coal railed 558 km to RBCT. Domestic production conveyed to Eskom's Duvha power station • Klipspruit: coal railed 611 km to RBCT • Khutala: conveyor system feeding Kendal (sold to Eskom on a cost-plus basis)
Discovery/history	• Wolvekrans Middelburg: commenced in 1982, Khutala: commenced in 1984, Klipspruit: commenced in 2003
Reserves[3]	• 583 Mt (proved and probable), 435 Mt (Marketable) • Reserve lives: 6, 6, 21, 23 years (Khutala, Klipspruit, Wolvekrans, Middelburg)
Resources[3]	• 5,170 Mt • Resource lives: 103, 12, 42, 34 years (Khutala, Klipspruit, Wolvekrans, Middelburg)
Mining	• Wolvekrans Middelburg: open cut (FY2014 production of 13.4 Mt product on a 100% basis) • Khutala: underground bord & pillar with small open cut area (FY2014 production of 9.7 Mt product on a 100% basis) • Klipspruit: single dragline, multi seam open-cut mine with truck and shovel mini pit (FY2014 production of 7.3 Mt product on a 100% basis)
Processing	• Wolvekrans Middelburg complex: tips and crushing plants, two export wash plants, one middlings wash plant and a de-stoning plant (combined nominal capacity more than 17 Mtpa) • Khutala: two crushers (12 Mtpa capacity) • Klipspruit: processed at the Phola Coal Processing Plant
Key contracts	• Two long term coal supply agreements with Eskom (expire 2033 and 2034) • Transnet rail agreement (expires 2024)
Products	• Export thermal and domestic thermal coal
H1 FY2015 operating cost	• US$36/t produced

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 43

SOUTH AFRICA MANGANESE (HOTAZEL 44.4%, METALLOYS 60%)

- Hotazel mines and Metalloys smelter
  - ROM capacity of 3.5 Mtpa at Mamatwan open-pit and 1.2 Mtpa at Wessels underground (100% basis)
- Reserve lives of 46 years (Wessels) and 18 years (Mamatwan)[1]
- High quality ore suitable for high manganese content alloy production
- Third quartile on manganese ore industry cost curve[2]
- Contract for Transnet rail capacity for the next five years being finalised
- FY2014 ore operating cost of US$82/t; down 41% from FY2012 of US$139/t
- Project to increase Wessels underground crushing capacity to 1.5 Mtpa (on a 100% basis) in execution phase
- Transnet expansion at Coega Port could deliver potential for higher ore sales volumes from FY19
- Hotazel accredited as a Level 3 BEE contributor[3]



South Africa
Port
Road
Rail
Road/Rail
Town
South32 asset
Botswana
Mozambique
Namibia
Pretoria
Johannesburg
Swaziland
Hotazel Mines
Metalloys
Bloemfontein
Lesotho
Richards Bay
Durban
South Africa
Indian Ocean
Saldanha
Cape Town
Port Elizabeth

Key financials[4]



(US$m)
margin (%)
200
150
100
50
0
(50)
20%
15%
10%
5%
0
(5%)
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA - ore
Underlying EBITDA - alloy
Capital expenditure
EBITDA margin

[1] Further details on reserve life calculations are referenced in Section 6. [2] Sourced from CRU based on CY2013 production. [3] A Level 3 BEE Contributor means the entity scores 75 to 84.99 scorecard points in terms of the South African BEE Codes of Good Practice and confers a BEE procurement spend recognition of 110%. [4] 100% terms shown for key financials; underlying EBITDA for Metalloys of $7m, $(3)m, $(47)m, $(6)m in FY2012, FY2013, FY2014 and H1 FY2015 respectively

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 44

SOUTH AFRICA MANGANESE (HOTAZEL 44.4%, METALLOYS 60%)

Manganese ore sales volume, price and cost[1]



(kt)
(US$/t)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
160
140
120
100
80
60
40
20
0
FY2012
FY2013
FY2014
H1 FY15
Manganese ore sales
Realised manganese ore sales price
Manganese ore operating unit cost

FY2014 cost split[2]



10%
42%
31%
17%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne produced. 100% terms shown for sales volumes. FY2012-FY2014 average manganese alloy sales volume of 385 Ktpa. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] On a 100% basis . Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

Hotazel

Ownership/operator	• 44.4%/South32
Location	• 600 km from Johannesburg in the Northern Cape, South Africa
Workforce	• Average 2,100 FTE employees and contractors
Logistics	• Ore distributed to domestic customers by rail and road • Exports railed via Transnet or transported by road to three ports 900 - 1,200 km away (Port Elizabeth, Durban's port and Saldanha Multi-Purpose Terminal)
Discovery/history	• Mamatwan commenced production in 1964 and Wessels in 1973
Reserves[3]	• Mamatwan: 64 Mt @ 37.3%; Wessels: 69 Mt @ 42.2% • Reserve life: 18, 46 years (Mamatwan, Wessels)
Resources[3]	• Mamatwan: 110 Mt @ 35.1%; Wessels: 140 Mt @ 42.4% • Resource life: 24, 92 years (Mamatwan, Wessels)
Mining	• Mamatwan: open-cut (3.5 Mtpa ROM capacity on a 100% basis). Wessels: underground bord & pillar (1.2 Mtpa ROM capacity on a 100% basis)
Processing	• Mamatwan: crushing, screening, dense media separation and sintering. Wessels: crushing, washing and screening
Key contracts	• Rail contract for 1.45 Mtpa for 5 years expected to be concluded in H2 FY2015
Products	• ~75% of manganese ore is exported, remainder converted to ferromanganese alloy at Metalloys
H1 FY2015 operating cost	• US$79/t

Metalloys

Ownership/operator	• 60%/South32
Location	• 50 km south of Johannesburg, South Africa
Workforce	• Average 1,550 FTE employees and contractors
Logistics	• Road and rail to Richards Bay Port and Durban Port
Discovery/history	• Smelter was established in 1951
Processing	• Four electric arc furnaces
Products	• Ferromanganese alloy
H1 FY2015 operating cost	• US$901/t

SOUTHERN AFRICAN BUSINESSES
MARCH 2015
SLIDE 45

SOUTH32
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MARCH 2015
SLIDE 46

SOUTH32
SECTION 5: SOUTH AMERICAN BUSINESSES

BRAZIL ALUMINIUM (MRN 14.8%, REFINERY 36%, SMELTER 40%)

- Non-operated joint venture interest in 18 Mtpa (100% basis) bauxite mine, 3.5 Mtpa (100% basis) capacity alumina refinery and aluminium smelter
- Reserve life of 6 years[1]
- Refinery second quartile on industry cost curve[2]
- Refinery sources high grade bauxite feed from MRN under long term offtake
- Long term power contracts expiring in 2024
  - Excess power recently sold into the market
- FY2014 operating cost of US$239/t alumina; down 7% from FY2012 of US$258/t
- Refinery debottlenecking options under study
- Assessing 20+ year MRN mine life extension
- Smelter Potlines II and III are currently suspended due to market conditions and Potline I is subject to ongoing review


MRN Mine
Alumar
Brazil
Port
Road
Town
South32 asset
Central do Maranhão
Atlantic Ocean
São Luis
Alumar
Olinda Nova do Maranhão
Pres. Juscelino
10km

Key financials[3]


(US$m)
margin (%)
160
120
80
40
0
(40)
(80)
50%
40%
30%
20%
10%
0
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA - alumina
Underlying EBITDA - aluminium
Capital expenditure
Alumina EBITDA margin

[1] Further details on reserve life calculations are referenced in Section 6. [2] Sourced from Wood Mackenzie based on CY2013 production. [3] South32 share of key financials shown.

SOUTH AMERICAN BUSINESSES MARCH 2015
SLIDE 48

BRAZIL ALUMINIUM (MRN 14.8%, REFINERY 36%, SMELTER 40%)

Alumina sales volume, price and cost[1]



(kt)
(US$/t)
1,400
1,200
1,000
800
600
400
200
0
350
300
250
200
150
100
50
0
FY2012
FY2013
FY2014
H1 FY15
Alumina sales
Realised alumina sales price
Alumina operating unit cost

FY2014 cost split[2]



3%
16%
53%
28%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne of alumina produced. South32 share of sales volumes shown. FY2012-FY2014 average aluminium sales volume of 143 Ktpa. [2] FY2014 cost split represents operating cash cost split for Brazil Aluminium. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

MRN Mine

Ownership/operator	• 14.8% / Independent JV company
Location	• 40 km from Porto Trombetas (880 km from Belém, Brazil)
Workforce	• Average 3,400 FTE employees and contractors
Logistics	• Bauxite transported 28 km by rail to Porto Trombetas
Discovery/history	• Mine operations commenced in 1979 • Expansions increased capacity to 18 Mtpa (100% basis)
Reserves[3]	• 527 million of dmt (washed) @ 50.2% alumina and 4.2% reactive silica • Reserve life: 6 years
Resources[3]	• 98 million dmt (washed) @ 49.4% alumina and 4.6% reactive silica • Resource life: 29 years
Mining & processing	• Open-cut strip mining operation • Ore is crushed and beneficiated on site
Key contracts	• Long term contracts selling bauxite to shareholders
Products	• Bauxite

Alumar Refinery

Ownership/operator	• Refinery (36%) / Alcoa
Location	• São Luís, Maranhão, Brazil
Logistics	• Port facilities include two terminals at São Marcos Bay
Discovery/history	• Operations commenced in 1984
Processing	• Bauxite ore refined using the Bayer Process
Key contracts	• 6 long term bauxite offtake agreements with MRN • Long term electricity contract (expires 2024)
Products	• Alumina
H1 FY2015 operating cost	US$203/t produced

SOUTH AMERICAN BUSINESSES MARCH 2015 SLIDE 49

CERRO MATOSO (99.94% SHARE)

- Lateritic open pit mine and ferronickel smelter
  - FY2014 production of 44 Kt of nickel (South32 share)
- Reserve life of 15 years[1]
- Second quartile on nickel industry cost curve[2]
- Ni head grade profile expected to decline over remaining life of mine
  - Feed to the crusher had a head grade of ~1.7% Ni in FY2014
- FY2014 operating cost of US$204/t ore processed; up 13% from FY2012 of US$181/t
- Potential for Esmeralda pit to lift Ni head grade during the period FY2018-2022


Cerro Matoso
Colombia
Port
Road
Town
South32 asset
Caribbean Sea
Santa Marta
Cienaga
Barranquilla
Sabanalarga
Cartagena
Fundacion
Valledupar
Plato
Sincelejo
Lorica
Sampues
Magangue
Monteria
Turbo
Caucasia
Aguachica
Ocana
Cerro Matoso

Key financials[3]


(US$m)
margin (%)
450
360
270
180
90
0
50%
40%
30%
20%
10%
0
FY2012
FY2013
FY2014
H1 FY15
Underlying EBITDA
Capital expenditure
EBITDA margin

[1] Further details on reserve life calculations are referenced in Section 6. [2] Sourced from Wood Mackenzie based on CY2013 production. [3] South32 share of key financials shown.

SOUTH AMERICAN BUSINESSES MARCH 2015 SLIDE 50

CERRO MATOSO (99.94% SHARE)

Nickel sales volume, price and cost[1]



(kt)
60
50
40
30
20
10
0
(US$/t)
20,000
15,000
10,000
5,000
0
FY2012
FY2013
FY2014
H1 FY15
Nickel sales
Realised nickel sales price
Operating unit cost

FY2014 cost split[2]



9%
23%
35%
33%
Raw materials and consumables
Energy (including fuel)
Labour-related
Other

[1] Operating unit cost per tonne processed. South32 share of sales volumes shown. [2] FY2014 cost split represents operating cash cost split. Other includes freight, secondary taxes and royalties, among other things. [3] Further details on reserves and resources confidence classification and reserve and resource life calculations are referenced in Section 6.

Ownership/operator	• 99.94%/South32
Location	• 25 km southwest of Montelibano, Córdoba, Colombia
Workforce	• Average 2,450 FTE employees and contractors
Logistics	• Ferronickel transported approximately 260 km by road to Port of Cartagena
Discovery/history	• Mining commenced in 1980, the ferronickel smelter was commissioned in 1982 and was expanded in 2001
Reserves[3]	• 24 Mt @ 1.1% (laterite ores); 24 Mt @ 1.3% (stockpile material) • Reserve life: 15 years
Resources[3]	• 289 Mt @ 0.9% (laterite ores); 51 Mt @ 1.1% (stockpile material); 17 Mt @ 0.2% (slag stockpile) • Resource life: 37 years
Mining	• Truck and shovel open-cut operation
Processing	• Mined and stockpiled ore blended, crushed and partially dried • Ore upgraded, fully dried, blended and calcined • Impurities removed by refining and then granulated and packed
Key contracts	• Electricity supplied by contracts until 2018 • Gas supply contracted until 2021
Products	• Nickel
H1 FY2015 operating cost	• US$170/t processed

SOUTH AMERICAN BUSINESSES MARCH 2015 SLIDE 51

SOUTH32
SECTION 6: RESERVES AND RESOURCES

SOUTH32

ALUMINIUM RESERVES AND RESOURCES

Aluminium Mineral Resources

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1]	Ore Type	Measured Resources Mt	Measured % $A.Al_2O_3$	Measured % $R.SiO_2$	Indicated Resources Mt	Indicated % $A.Al_2O_3$	Indicated % $R.SiO_2$	Inferred Resources Mt	Inferred % $A.Al_2O_3$	Inferred % $R.SiO_2$	Total Resources Mt	Total % $A.Al_2O_3$	Total % $R.SiO_2$	South32's Interest %
Bauxite														
Australia														
Worsley Alumina	Laterite	366	31.1	1.5	355	32.0	2.3	418	31.2	2.6	1,140	31.4	2.2	86
Brazil														
MRN Mine[2]	MRN Crude	172	–	–	43	–	–	525	–	–	740	–	–	14.8
	MRN Washed	128	50.0	4.0	32	50.5	4.2	367	50.2	4.2	527	50.2	4.2	

Aluminium Ore Reserves

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1,3,4,5]	Ore Type	Proved Ore Reserves Mt	Proved % $A.Al_2O_3$	Proved % $R.SiO_2$	Probable Ore Reserves Mt	Probable % $A.Al_2O_3$	Probable % $R.SiO_2$	Total Ore Reserves Mt	Total % $A.Al_2O_3$	Total % $R.SiO_2$	Reserve Life (years)	South32's Interest %
Bauxite												
Australia												
Worsley Alumina	Laterite	274	31.0	1.6	22	30.2	1.7	295	31.0	1.6	17	86
Brazil												
MRN Mine[6,7]	MRN Washed	79	49.3	4.6	19	49.8	4.8	98	49.4	4.6	6.1	14.8

[1] Cut-off grades for Mineral Resources and Ore Reserves – Worsley Alumina: variable ranging from 24–29.5 per cent $A.Al_2O_3$, ≤ 3 per cent $R.SiO_2$ and ≥ 1m thickness; MRN Washed ≥ 50 per cent TAl_2O_3, ≤ 10 per cent $TSiO_2$, ≥ 1m thickness and ≥ 30 per cent recovery on a weight per cent basis.

[2] MRN Mine – MRN Washed tonnes and grade represent expected product based on forecast beneficiated yield.

[3] Ore delivered to process plant.

[4] Approximate drill hole spacings used to classify the reserves were:

Deposit	Proved Ore Reserves	Probable Ore Reserves
Worsley Alumina	Maximum 80m	Maximum 160m
MRN Mine	A bauxite intersection grid of 200m, plus at least 10 samples reached by search ellipsoid. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data.	Those areas with a bauxite intersection grid spacing of less than 400m and/or a 400m spaced grid with a 200m offset fill in, plus a minimum of seven samples reached by search ellipsoid, plus a reliable suite of chemical and size distribution data.

[5] Metallurgical recoveries for the operations were:

Deposit	Estimated Metallurgical Recovery of $A.Al_2O_3$
Worsley Alumina (Worsley Alumina Refinery)	91%
MRN Mine (Alumar Refinery)	92%

[6] MRN Mine – MRN Washed tonnes and grade represent expected product based on forecast beneficiated yield.

[7] MRN Mine – The MRN reserves are located on mining leases that provide MRN the right to mine. Current mining areas have environmental approval to operate. The increase in Ore Reserves was due to the approval of mining permits for additional plateaus. As further operational licences are obtained, Mineral Resources will be converted to Ore Reserves.

RESERVES AND RESOURCES MARCH 2015 SLIDE 53

COAL RESERVES AND RESOURCES

SOUTH32

Coal Resources

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1,2]	Mining Method	Coal Type	Measured Coal Resources Mt	% Ash	% VM	% S	Indicated Coal Resources Mt	% Ash	% VM	% S	Inferred Coal Resources Mt	% Ash	% VM	% S	Total Coal Resources Mt	% Ash	% VM	% S	South32's Interest %
Illawarra Metallurgical Coal																			
Appin	UG	Met/Th	157	11.2	23.8	0.37	256	12.6	24.2	0.36	289	13.5	23.8	0.36	702	12.7	24.0	0.36	100
West Cliff	UG	Met/Th	21	12.3	21.3	0.36	21	11.9	20.7	0.34	68	13.9	19.9	0.33	110	13.3	20.3	0.34	100
Dendrobium	UG	Met/Th	86	29.8	23.7	0.59	91	29.8	23.1	0.58	118	29.4	22.8	0.58	295	29.6	23.2	0.58	100
Cordeaux	UG	Met/Th	5.2	28.7	21.1	0.58	109	29.1	21.5	0.56	85	29.0	22.1	0.57	199	29.0	21.8	0.57	100

Coal Reserves

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[3,4,5,6,7]	Mining Method	Coal Type	Proved Coal Reserves Mt	Probable Coal Reserves Mt	Total Coal Reserves Mt	Proved Marketable Coal Reserves Mt	% Ash	% VM	% S	Probable Marketable Coal Reserves Mt	% Ash	% VM	% S	Total Marketable Coal Reserves Mt	% Ash	% VM	% S	Reserve Life (years)	South32's Interest %
Illawarra Metallurgical Coal																			
Appin	UG	Met/Th	24	133	157	20	8.9	23.5	0.37	112	8.9	24.9	0.36	132	8.9	24.7	0.36	25	100
West Cliff	UG	Met/Th	5.4	0.4	5.8	3.8	8.9	20.6	0.36	0.3	8.9	20.1	0.36	4.1	8.9	20.6	0.36	2.0	100
Dendrobium	UG	Met/Th	21	24	45	–	–	–	–	–	–	–	–	–	–	–	–	8.9	100
	UG	Met	–	–	–	8.6	9.7	23.8	0.59	9.9	9.7	24.2	0.59	18	9.7	24.0	0.59		
	UG	Th	–	–	–	5.2	23.0	–	–	6.3	23.0	–	–	12	23.0	–	–		

[1] *The coal quality for Illawarra Metallurgical Coal is for in situ quality on an air-dried basis. Tonnages are on an in situ moisture basis.*
[2] *The cut-off criteria used were: Illawarra Metallurgical Coal no seam thickness cut-off because the minimum thickness is economic.*
[3] *Only geophysically logged, fully analysed cored holes with greater than 95 per cent recovery were used to classify the reserves. Drill hole spacings vary between seams and geological domains and were determined in conjunction with geostatistical analyses where applicable. The range of maximum spacings was:*

Deposit	Proved Ore Reserves	Probable Ore Reserves
Appin	700m	1,500m
West Cliff	700m	1,500m
Dendrobium	700m	1,500m

[4] *Product recoveries for the operations were:*

Deposit	Product Recovery
Appin	84%
West Cliff	71%
Dendrobium	67%

[5] *Total Coal Reserves are at the moisture content when mined (6% Appin, West Cliff; 7% Dendrobium). Total Marketable Coal Reserves (tonnes) are the tonnage of coal available, at moisture content (9 per cent Appin, West Cliff; 13.5 per cent Dendrobium Met; 7 per cent Dendrobium Th) and air-dried quality, for sale after the beneficiation of the Total Coal Reserves. Note that where the coal will not be beneficiated, the tonnes of Total Coal Reserves are the tonnes of Total Marketable Coal Reserves, with moisture adjustment where applicable.*
[6] *The cut-off criteria applied were: Appin, West Cliff, Dendrobium ≥ 1.8m seam thickness.*
[7] *Coal delivered to wash plant.*

RESERVES AND RESOURCES MARCH 2015 SLIDE 54

COAL RESERVES AND RESOURCES (CONTINUED)

SOUTH32

Coal Resources

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1,2]	Mining Method	Coal Type	Measured Coal Resources Mt	% Ash	% VM	% S	Kcal/kg CV	Indicated Coal Resources Mt	% Ash	% VM	% S	Kcal/kg CV	Inferred Coal Resources Mt	% Ash	% VM	% S	Kcal/kg CV	Total Coal Resources Mt	% Ash	% VM	% S	Kcal/kg CV	South32's Interest %
South Africa																							
Khutala	OC	Th	1,143	31.5	22.3	1.16	4,790	–	–	–	–	–	–	–	–	–	–	1,143	31.5	22.3	1.16	4,790	
Khutala	UG	Th	188	33.7	20.5	0.88	4,480	–	–	–	–	–	–	–	–	–	–	188	33.7	20.5	0.88	4,480	90
Klipspruit	OC	Th	138	27.6	22.4	1.23	5,220	–	–	–	–	–	1.1	29.8	21.5	1.28	4,950	139	27.6	22.4	1.23	5,220	90
Wolvekrans	OC	Th	496	25.9	23.2	1.16	5,600	18	30.0	22.7	1.02	5,100	118	30.2	23.1	1.06	5,100	632	26.8	23.2	1.14	5,490	90
Middelburg	OC	Th	211	28.0	21.7	1.04	5,410	–	–	–	–	–	7.3	24.7	22.1	0.88	5,600	218	27.9	21.7	1.04	5,420	90
Projects																							
Leandra North	UG	Th	210	27.7	23.1	1.30	4,990	194	27.3	23.4	1.24	5,030	103	27.0	23.5	1.23	5,060	507	27.4	23.3	1.26	5,020	90
Naudesbank	OC & UG	Th	103	25.4	25.4	1.09	5,550	132	24.9	25.5	1.06	5,610	54	25.3	25.2	1.08	5,580	289	25.2	25.4	1.08	5,580	90
Weltevreden	OC & UG	Th	192	29.2	22.1	1.30	5,150	212	31.1	21.7	1.14	4,970	143	30.6	21.9	1.18	5,050	547	30.3	21.9	1.21	5,050	90
South Africa Miscellaneous																							
Leandra South	UG	Th	10	28.1	20.8	0.93	4,700	132	27.1	22.0	1.02	4,910	938	26.0	22.4	1.00	5,030	1,080	26.2	22.3	1.00	5,010	90
T-Project[3]	UG	Th	–	–	–	–	–	–	–	–	–	–	183	32.2	20.3	0.86	4,500	183	32.2	20.3	0.86	4,500	90
Davel	UG	Th	–	–	–	–	–	–	–	–	–	–	244	23.9	26.4	1.52	5,700	244	23.9	26.4	1.52	5,700	90

[1] Tonnages are reported as in situ, except for South Africa, South Africa Projects and South Africa Miscellaneous, where tonnages are reported on an air-dried basis. Qualities are reported on an air-dried in situ basis.

[2] Cut-off criteria:

Deposit	Coal Reserves	Coal Reserves
Khutala	≥ 1.0m seam thickness for OC, ≥ 2.5m seam thickness for UG, ≤ 45% ash and ≥ 24% dry ash-free volatile matter	≥ 1.0m seam thickness for OC and ≥ 3.6m seam thickness for UG
Klipspruit	≥ 1.0m seam thickness, ≤ 45% ash and ≥ 24% dry ash-free volatile matter	≥ 1.0m seam thickness, varying ≥ 3,580KCal/kg to ≥ 4,300KCal/kg, ≤ 45% ash
Wolvekrans	≥ 1.0m seam thickness, ≤ 45% ash, ≥ 17.9% volatile matter	≥ 1.0m seam thickness, ≥ 2,870KCal/kg CV, ≤ 45% ash, ≥ 17.9% volatile matter
Middelburg	≥ 1.0m seam thickness, ≤ 45% ash, ≥ 17.9% volatile matter	≥ 1.0m seam thickness, ≥ 2,870KCal/kg CV, ≤ 45% ash, ≥ 17.9% volatile matter

Deposit	Coal Reserves	Coal Reserves
Leandra North	≥ 1.8m seam thickness	–
Naudesbank	varying ≥ 0.5m to 0.8m seam thickness, ≤ 45% ash, ≥ 22% dry ash-free volatile matter	–
Weltevreden	≥ 0.8m seam thickness, ≤ 45% ash	–
Leandra South	≥ 1.8m seam thickness	–
T-Project	≥ 1.8m seam thickness, ≥ 18% volatile matter	–
Davel	≥ 1.2m seam thickness, ≥ 18% volatile matter	–

[3] T-Project – Divestment is in progress.

RESERVES AND RESOURCES MARCH 2015 SLIDE 55

COAL RESERVES AND RESOURCES (CONTINUED)

SOUTH32

Coal Reserves

As at 30 June 2014 (reported in 100 per cent terms)

			Proved Coal Reserves	Probable Coal Reserves	Total Coal Reserves	Proved Marketable Coal Reserves					Probable Marketable Coal Reserves					Total Marketable Coal Reserves					Reserve Life	South32's
Commodity Deposit[1,2,3]	Mining Method	Coal Type	Mt	Mt	Mt	Mt	% Ash	% VM	% S	Kcal/kg CV	Mt	% Ash	% VM	% S	Kcal/kg CV	Mt	% Ash	% VM	% S	Kcal/kg CV	(years)	Interest %
South Africa																						
Khutala	OC	Th	1.4	–	1.4	1.3	35.7	21.1	1.15	4,640	–	–	–	–	–	1.3	35.7	21.1	1.15	4,640		
Khutala	UG	Th	36	–	36	33	33.6	20.3	0.76	4,440	–	–	–	–	–	33	33.6	20.3	0.76	4,440	5.8	90
Wolvekrans	OC	Th	389	17	406	273	21.8	23.4	0.47	6,010	12	22.5	23.7	0.45	5,950	285	21.8	23.4	0.46	6.010	21	90
Middelburg	OC	Th	97	–	97	80	23.2	23.0	0.47	5,890	–	–	–	–	–	80	23.2	23.0	0.47	5,890	23	90
Klipspruit	OC	Th	43	–	43	36	23.0	23.3	0.82	5,800	–	–	–	–	–	36	23.0	23.3	0.82	5,800	6.0	90

[1] Tonnages are reported on an air-dried basis. Qualities are reported on an air-dried in situ basis.

[2] Approximate drill hole spacings used to classify the reserves were:

Deposit	Proved Coal Reserves	Proved Coal Reserves
Khutala	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Wolvekrans	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Middelburg	>8 boreholes per 100ha	4 to 8 boreholes per 100ha
Klipspruit	>8 boreholes per 100ha	4 to 8 boreholes per 100ha

[3] Product recoveries for the operations were:

Deposit	Product Recovery
Khutala	92%
Wolvekrans	70%
Middelburg	82%
Klipspruit	84%

RESERVES AND RESOURCES MARCH 2015 SLIDE 56

MANGANESE RESERVES AND RESOURCES

SOUTH32

Manganese Mineral Resources

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1]	Ore Type	Measured Resources			Indicated Resources			Inferred Resources			Total Resources			South32's Interest %
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield	
Manganese Australia														
GEMCO[2]	Sands	–	–	–	13	20.8	–	2.3	20.0	–	15	20.7	–	60
	ROM	95	46.1	48	46	43.6	47	34	42.7	49	175	44.8	48	
South Africa[3]		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Yield	
Wessels	Lower Body-HG	5.8	47.7	12.0	13	48.0	12.2	–	–	–	19	47.9	12.2	44.4
	Lower Body-LG	9.4	42.1	13.4	20	41.8	13.3	–	–	–	29	41.9	13.3	
	Upper Body	–	–	–	92	41.4	18.3	–	–	–	92	41.4	18.3	
Total for Wessels		15	44.2	12.9	125	42.2	16.9	–	–	–	140	42.4	16.4	44.4
Mamatwan	M, C, N Zones	19	37.7	4.4	45	37.2	4.5	5.2	37.4	4.7	69	37.4	4.5	44.4
	Top Cut (balance I&O)	9.0	30.5	6.6	20	29.9	6.3	5.6	29.1	6.2	34	29.9	6.4	
	X Zone	2.4	38.0	4.6	4.6	37.0	4.8	0.3	36.2	5.0	7.3	37.3	4.8	
Total for Mamatwan		30	35.6	5.1	70	35.1	5.0	11	33.2	5.5	110	35.1	5.1	44.4

[1] *Cut-off grades for Mineral Resources and Ore Reserves – GEMCO: ≥ 40 per cent Mn washed product and ≥ 1m ore thickness for ROM, > 0 per cent Mn in situ for Sands; Wessels: ≥ 45 per cent Mn for Lower Body-HG, ≥ 37.5 per cent Mn for Lower Body-LG and Upper Body; Mamatwan: ≥ 35 per cent Mn for M, C, N and X Zones, ≥ 28 per cent Mn for Top Cut (balance I&O).*

[2] *GEMCO – Mineral Resource ROM tonnes are stated as in situ, manganese grades are given as per washed ore sample and should be read together with their respective tonnage yields. Mineral Resource Sands tonnes and manganese grades are reported as in situ. Ore Reserve tonnes are stated as ROM, manganese grades are reported as expected product and should be read together with their respective tonnage yields.*

[3] *Wessels and Mamatwan – Tonnes are stated as wet tonnes.*

RESERVES AND RESOURCES MARCH 2015 SLIDE 57

MANGANESE RESERVES AND RESOURCES (CONTINUED)

SOUTH32

Manganese Ore Reserves

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1,4,5,6]	Ore Type	Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves			Reserve Life (Years)	South32's Interest%
		Mt	% Mn	% Yield	Mt	% Mn	% Yield	Mt	% Mn	% Yield		
Manganese Australia												
GEMCO[2]	ROM	78	45.0	58	16	42.6	57	94	44.6	58	11	60
South Africa[3]		Mt	% Mn	% Fe	Mt	% Mn	% Fe	Mt	% Mn	% Fe		
Wessels	Lower Body-HG	1.2	48.0	12.2	7.2	47.6	12.3	8.4	47.7	12.3	46	44.4
	Lower Body-LG	2.2	41.3	11.9	13	41.8	13.2	15	41.7	13.0		
	Upper Body	–	–	–	46	41.4	18.2	46	41.4	18.2		
Total for Wessels		3	43.7	12.0	66	42.2	16.6	69	42.2	16.4		44.4
Mamatwan	M, C, N Zones	19	37.6	4.4	41	37.1	4.5	60	37.3	4.5	18	44.4
	X Zone	1.6	38.2	4.7	2.4	36.7	4.8	4.0	37.3	4.8		
Total for Mamatwan		21	37.7	4.4	43	37.1	4.5	64	37.3	4.5		44.4

[1] *Cut-off grades for Mineral Resources and Ore Reserves as for Table 7.40 per Listing Document.*
[2] *GEMCO – Ore Reserve tonnes are stated as ROM, manganese grades are reported as expected product and should be read together with their respective tonnage yields.*
[3] *Wessels and Mamatwan – Tonnes are stated as wet tonnes.*
[4] *Approximate drill hole spacings used to classify the reserves were:*

Deposit	Proved Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Defined as rim ±30m wide around mined-out areas, supplemented by some economically viable remnant blocks within mined-out areas	Defined as all ground beyond 30m
Mamatwan	80m x 80m	160m x 160m

[5] *Metallurgical recoveries for the operations were:*

Deposit	Metallurgical Recovery
GEMCO	See yield in Ore Reserves table
Wessels	88%
Mamatwan	96%

[6] *Ore delivered to process plant.*

RESERVES AND RESOURCES MARCH 2015 SLIDE 58

NICKEL RESERVES AND RESOURCES

SOUTH32

Nickel Mineral Resources

		As at 30 June 2014 (reported in 100 per cent terms)								
		Measured Resources		Indicated Resources		Inferred Resources		Total Resources		
Commodity Deposit	Ore Type	Mt	%Ni	Mt	%Ni	Mt	%Ni	Mt	%Ni	South32's Interest %
Nickel Colombia										
Cerro Matoso	Laterite	44	1.2	179	0.9	66	0.8	289	0.9	99.94
	SP	51	1.1	–	–	–	–	51	1.1	
	MNR Ore	17	0.2	–	–	–	–	17	0.2	

Deposit Cut-off Grades	Ore Type	Mineral Resources	Ore Reserves
Cerro Matoso	Laterite, SP	≥0.6% Ni	≥0.7% Ni
	MNR Ore	≥0.12% Ni	-

Nickel Ore Reserves

		As at 30 June 2014 (reported in 100 per cent terms)							
		Proved Ore Reserves		Probable Ore Reserves		Total Ore Reserves			
Commodity Deposit[1,2,3]	Ore Type	Mt	%Ni	Mt	%Ni	Mt	%Ni	Reserve Life (years)	South32's Interest %
Nickel Colombia									
Cerro Matoso[4]	Laterite	16	1.2	7.7	1.0	24	1.1	15	99.94
	SP	24	1.3	–	–	24	1.3		

[1] *Approximate drill hole spacings used to classify the reserves were:*

Deposit	Proved Ore Reserves	Probable Ore Reserves
Cerro Matoso	35m or less with three drill holes	35m to 100m with three drill holes

[2] *Metallurgical recoveries for the operations were:*

Deposit	Metallurgical Recovery
Cerro Matoso	82% (reserves to metal)

[3] *Ore delivered to process plant.*

[4] *Cerro Matoso – Environmental licence approval required for the mine expansion project has been delayed, but is expected to be granted. Approval of both the Environmental and Social Impact Assessment and Mining Work Program Plan is a consultative process and forms part of the normal course of business.*

RESERVES AND RESOURCES MARCH 2015 SLIDE 59

SILVER, LEAD AND ZINC RESERVES AND RESOURCES

SOUTH32

Silver, Lead and Zinc Mineral Resources

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1]	Ore Type	Measured Resources				Indicated Resources				Inferred Resources				Total Resources				South32's Interest%
		Mt	g/t Ag	%Pb	%Zn	Mt	g/t Ag	%Pb	%Zn	Mt	g/t Ag	%Pb	%Zn	Mt	g/t Ag	%Pb	%Zn	
Cannington	OC Sulphide	15	70	3.04	2.12	1.2	67	2.64	1.32	-	-	-	-	16	70	3.01	2.06	100
	UG Sulphide	42	226	6.18	3.86	11	147	4.51	3.04	6.7	98	3.52	2.00	60	197	5.57	3.50	

Silver, Lead and Zinc Ore Reserves

As at 30 June 2014 (reported in 100 per cent terms)

Commodity Deposit[1,2,3,4]	Ore Type	Proved Ore Reserves				Probable Ore Reserves				Total Ore Reserves				Reserve Life (Years)	South32's Interest%
		Mt	g/t Ag	%Pb	%Zn	Mt	g/t Ag	%Pb	%Zn	Mt	g/t Ag	%Pb	%Zn		
Cannington	UG Sulphide	18	239	6.38	3.92	2.7	240	6.15	4.01	21	239	6.35	3.93	9.0	100

[1] *Cut-off grades:*

Deposit Cut-off Grades	Ore Type	Mineral Resources	Ore Reserves
Cannington	OC Sulphide	Net value incorporating material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at A$45/t averages 27g/t Ag, 0.85% Pb and 0.90% Zn.	-
	UG Sulphide	Net value incorporating material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at A$90/t averages 48g/t Ag, 1.66% Pb and 2.15% Zn.	Net value cut-off incorporating material revenue and cost factors and includes metallurgical recovery (see footnote 4 for averages). Mineralisation at A$140/t averages 99g/t Ag, 4.40% Pb and 2.82% Zn.

[2] *Approximate drill hole spacings used to classify the reserves were:*

Deposit	Proved Ore Reserves	Probable Ore Reserves
Cannington	12.5m sectional x 15m vertical	25m sectional x 25m vertical

[3] *Ore delivered to process plant.*

[4] *Metallurgical recoveries for the operations were:*

Deposit	Metallurgical Recovery
Cannington	Ag 87%, Pb 86%, Zn 79%

RESERVES AND RESOURCES MARCH 2015 SLIDE 60

MINERAL RESOURCES AND ORE RESERVES DISCLAIMER
SOUTH32
Summary of Mineral Resources and Ore Reserves Information
The statements of Mineral Resources and Ore Reserves (including Coal Resources and Coal Reserves) presented in Section 7.2 of the South32 Listing
Documents which is available on www.bhpbilliton.com (which have been reproduced in this presentation) have been produced in accordance with the ASX Listing Rules Chapter 5, the Recommendations of the European Securities and markets Authority on the consistent implementation of Commission Regulation (EC) No 809/2004 implementing the Prospectus Directive and the JORC Code. Mineral Resources and Ore Reserves have been previously reported in the ASX release titled, 2014 BHP Billiton Annual Report – 25 September 2014 available on www.bhpbilliton.com. The basis of resource and reserve life calculations is provided in Section 5.1 of the South 32 Listing Documents. Resource life calculations are indicative only and do not necessarily reflect future uncertainties such as economic conditions, technical or permitting issues. Historical Mineral or Coal Resources to Ore Reserves conversion factors may not be indicative of future conversion factors. Commodity prices and exchange rates used to estimate the economic viability of reserves are based on asset-defined or South32 long-term forecasts. The Ore Reserves tabulated are held within existing, permitted mining tenements. The South32 Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. South32’s Ore Reserves may include areas where some additional approvals remain outstanding, but where, based on the technical investigations South32 carries out as part of its planning process, and South32’s knowledge and experience of the approvals process, South32 expects that such approvals will be obtained as part of the normal course of business and within the time frames required by the current schedules. The information in the South32 Listing Documents and this presentation relating to Mineral Resources and Ore Reserves is based on information compiled by Competent Persons (as defined in the JORC Code). All Competent Persons have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined by the JORC Code. At the reporting date, each Competent Person listed in Section 7.2 of the South32 Listing Documents is a full-time employee of BHP Billiton, with the exception of R Aglinskas, J P de Melo Franco (MAusIMM, employed by Mineração Rio do Norte) and M Bryant (MAusIMM, employed by Bryant Mining Pty Ltd). Each Competent Person has given; and has not withdrawn their written consent to:
The inclusion in the South32 Listing Documents of the Mineral Resources and Ore Reserves information, which they have provided in relation to their respective deposits as set out in the South32 Listing Documents; and
The references to their name included in the South32 Listing Documents in the form and context in which they appear and has authorised the inclusion of such information in the South32 Listing Documents.
Each of the Competent Persons accepts responsibility for the relevant Mineral Resources and Ore Reserves information they have provided as set out in Section 7.2 of the South32 Listing Documents. To the best of the knowledge of each of the Competent Persons (each of which has taken all reasonable care to ensure that such is the case), the relevant Mineral Resources and Ore Reserves information they have provided and contained in the South32 Listing Documents is in accordance with the facts and contains no omissions likely to affect the import of such information All of the Mineral Resources and Ore Reserves figures presented are reported in 100 per cent terms, represent estimates at 30 June 2014 (unless otherwise stated) and do not take depletion of Mineral Resources and Ore Reserves since that date into account (note that the Independent Competent Person’s Reports in Annexure 6 of the South32 Listing Documents contain estimates at 31 December 2014). All tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and grade information have been rounded, hence small differences may be present in the totals. All of the Mineral Resources information is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves).
RESERVES AND RESOURCES MARCH 2015
SLIDE 61

SOUTH32
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MARCH 2015
SLIDE 62

SOUTH32
SECTION 7: SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION

PRO FORMA INCOME STATEMENT RECONCILIATION (H1 FY2015)

H1 FY2015 US$m	South32 Combined Financial Information[1]	Change of Control of Manganese Business: Removal of Consolidated Results[2]	Change of Control of Manganese Business: Equity Accounted Profit/(Loss)[3]	Intercompany Financing[4]	South32 pro forma Consolidated Financial Information
Revenue	5,040	(951)	–	–	4,089
Other income	521	(7)	–	(364)	150
Expenses excluding net finance costs	(4,313)	763	–	–	(3,550)
Share of operating profit of equity accounted investments	3	–	32	–	35
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Net finance costs	(37)	3	–	39	5
Taxation expense	(476)	65	–	(12)	(423)
Profit after taxation	**738**	**(127)**	**32**	**(337)**	**306**
Other financial information					
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Earnings adjustments[5]	(451)	17	(6)	364	(76)
Underlying EBIT	**800**	**(178)**	**26**	**–**	**648**
Depreciation and amortisation	506	(89)	–	–	417
Underlying EBITDA	**1,306**	**(267)**	**26**	**–**	**1,065**
Profit after taxation	**738**	**(127)**	**32**	**(337)**	**306**
Earnings adjustments after taxation[5]	(204)	9	(6)	337	136
Underlying Earnings	**534**	**(118)**	**26**	**–**	**442**

[1] South32's historical combined income statement has been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[2] A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2013. This information has been extracted, without material adjustment from the underlying accounting records of South32. The de-consolidation of the Manganese Business includes Australia Manganese, South Africa Manganese and certain balances and transactions included within South32 Group and Unallocated representing the Manganese Business' share of central functions, consolidation adjustments and sale of third party product. For this reason, the de-consolidation pro forma adjustment will not fully reconcile with Australia Manganese and South Africa Manganese results contained in note 2 'Segment reporting' to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[3] The adjustment represents South32's equity share of the profit/(loss) after taxation of the equity accounted investment in the Manganese Business. This adjustment has been calculated from the underlying accounting records of South32 and adjusted for the impact of additional depreciation arising from the uplift in the fair value of the Manganese Business. Also refer to 'Equity accounted investment in Manganese Business' in Section 10.8(b) of the South32 Listing Documents under accounting judgements and estimates.

US$m	*H1 FY2015*	*FY2014*
Profit after taxation of Manganese Business	*127*	*214*
Attributable to non controlling interests	*(50)*	*(85)*
Attributable to members of South32	*77*	*129*
Depreciation charge on fair value uplift (after taxation)	*(45)*	*(80)*
Share of operating profit of equity accounted investment in Manganese Business	*32*	*49*

[4] This adjustment reflects the removal of the historical net finance costs associated with BHP Billiton centrally managed borrowings, and the removal of dividends received from BHP Billiton. Both adjustments have been tax effected at 30 per cent. Net finance costs and dividends associated to BHP Billiton have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[5] Further details regarding earnings adjustments are set out in Table A3.3 of the South32 Listing Documents.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
MARCH 2015
SLIDE 64

PRO FORMA INCOME STATEMENT RECONCILIATION (FY2014)

SOUTH32

FY2014 US$m	South32 Combined Financial Information[1]	Change of Control of Manganese Business: Removal of Consolidated Results[2]	Change of Control of Manganese Business: Equity Accounted Profit/(Loss)[3]	Intercompany Financing[4]	South32 pro forma Consolidated Financial Information
Revenue	10,444	(2,100)	-	-	8,344
Other income	310	(30)	-	(11)	269
Expenses excluding net finance costs	(9,990)	1,652	-	-	(8,338)
Share of operating profit of equity accounted investments	10	-	49	3	62
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Net finance costs	(352)	81	-	84	(187)
Taxation expense	(205)	183	-	(25)	(47)
Profit after taxation	**217**	**(214)**	**49**	**51**	**103**
Other financial information					
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Earnings adjustments[5]	296	15	4	8	323
Underlying EBIT	**1,070**	**(463)**	**53**	**-**	**660**
Depreciation and amortisation	985	(162)	-	-	823
Underlying EBITDA	**2,055**	**(625)**	**53**	**-**	**1,483**
Profit after taxation	**217**	**(214)**	**49**	**51**	**103**
Earnings adjustments after taxation[5]	397	(7)	4	(51)	343
Underlying Earnings	**614**	**(221)**	**53**	**-**	**446**

[1] South32's historical combined income statement has been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[2] A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2013. This information has been extracted, without material adjustment from the underlying accounting records of South32. The de-consolidation of the Manganese Business includes Australia Manganese, South Africa Manganese and certain balances and transactions included within South32 Group and Unallocated representing the Manganese Business' share of central functions, consolidation adjustments and sale of third party product. For this reason, the de-consolidation pro forma adjustment will not fully reconcile with Australia Manganese and South Africa Manganese results contained in note 2 'Segment reporting' to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[3] The adjustment represents South32's equity share of the profit/(loss) after taxation of the equity accounted investment in the Manganese Business. This adjustment has been calculated from the underlying accounting records of South32 and adjusted for the impact of additional depreciation arising from the uplift in the fair value of the Manganese Business. Also refer to 'Equity accounted investment in Manganese Business' in Section 10.8(b) of the South32 Listing Documents under accounting judgements and estimates.

US$m	H1 FY2015	FY2014
Profit after taxation of Manganese Business	127	214
Attributable to non controlling interests	(50)	(85)
Attributable to members of South32	77	129
Depreciation charge on fair value uplift (after taxation)	(45)	(80)
Share of operating profit of equity accounted investment in Manganese Business	32	49

[4] This adjustment reflects the removal of the historical net finance costs associated with BHP Billiton centrally managed borrowings, and the removal of dividends received from BHP Billiton. Both adjustments have been tax effected at 30 per cent. Net finance costs and dividends associated to BHP Billiton have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

[5] Further details regarding earnings adjustments are set out in Table A3.3 of the South32 Listing Documents.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
MARCH 2015
SLIDE 65

PRO FORMA EARNINGS ADJUSTMENTS
SOUTH32
US$m H1 FY2015 FY2014
Earnings adjustments to Underlying EBIT
Exchange gains on restatement of monetary items (64) (53)
Impairment losses - 327
Impairment reversals - (8)
Fair value (gain)/loss on derivative instruments (6) 2
Other:
Bayside closure costs (excluding impairments) - 138
Gain on sale of Optimum coal rights - (84)
Equity share of earnings adjustment to Manganese after net finance costs and taxation (6) 1
Total earnings adjustments to Underlying EBIT (76) 323
Earnings adjustments to net finance costs
Exchange variations on net debt (93) 40
Total earnings adjustments to net finance costs (93) 40
Earnings adjustments to income tax expense
Tax effect of earnings adjustments to Underlying EBIT 22 (25)
Tax effect of earnings adjustments to net finance costs 28 (13)
Exchange rate movements 144 (9)
Re-measurement of deferred tax assets associated with the MRRT 111 -
Non-recognition of tax benefits where benefit remains with BHP Billiton - 27
Total earnings adjustments to income tax expense 305 (20)
Total earnings adjustments (136) 343
SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
MARCH 2015
SLIDE 66

SOUTH32
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MARCH 2015
SLIDE 67

PRO FORMA SUMMARY CASH FLOW STATEMENT RECONCILIATION (H1 FY2015)

SOUTH32

H1 FY2015 US$m	South32 Combined Financial Information[1]	Change of control in Manganese Business: Removal of Consolidated Results[2]	Change of control in Manganese Business: Equity Accounted Profit/(Loss)[3]	Intercompany Financing[4]	South32 pro forma Consolidated Financial Information
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Other non-cash items	178	(97)	–	364	445
Profit from equity accounted investments	(3)	–	(32)	–	(35)
Change in working capital	(295)	90	–	–	(205)
Cash generated from operations	**1,131**	**(202)**	**–**	**–**	**929**
Dividends received (including equity accounted investments)	368	–	127	(364)	131
Capital expenditure	(411)	94	–	–	(317)
Net operating cash flows before financing activities and tax and after capital expenditure	**1,088**	**(108)**	**127**	**(364)**	**743**

[1] South32's historical combined cash flow statement has been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.
[2] A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2013. This information has been extracted, without material adjustment from the underlying accounting records of South32.
[3] The adjustment represents South32's share of the operating profit/(loss) and dividends received from the equity accounted investments being South32's equity share of the Manganese Business. This information has been derived from the underlying accounting records of South32. South32's equity accounted profit/(loss) is set out in footnote (c) to Table A3.1 of the South32 Listing Documents. Dividends received by South32 represent 60 per cent of dividends paid by the companies that represent the Manganese Business.
[4] Pro forma adjustment reflects the removal of the impact of intercompany dividends received by South32 from BHP Billiton which have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION MARCH 2015 SLIDE 68

PRO FORMA SUMMARY CASH FLOW STATEMENT RECONCILIATION (FY2014)

SOUTH32

FY2014 US$m	South32 Combined Financial Information[1]	Change of Control in Manganese Business: Removal Of Consolidated Results[2]	Change of Control in Manganese Business: Equity Accounted Profit/(Loss)[3]	Intercompany Financing[4]	South32 pro forma Consolidated Financial Information
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Other non-cash items	1,267	(149)	-	11	1,129
Profit from equity accounted investments	(10)	-	(49)	(3)	(62)
Change in working capital	77	(62)	-	-	15
Cash generated from operations	**2,108**	**(689)**	**-**	**-**	**1,419**
Dividends received (including equity accounted investments)	31	(12)	198	(11)	206
Capital expenditure	(769)	179	-	-	(590)
Net operating cash flows before financing activities and tax and after capital expenditure	**1,370**	**(522)**	**198**	**(11)**	**1,035**

[1] South32's historical combined cash flow statement has been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.
[2] A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2013. This information has been extracted, without material adjustment from the underlying accounting records of South32.
[3] The adjustment represents South32's share of the operating profit/(loss) and dividends received from the equity accounted investments being South32's equity share of the Manganese Business. This information has been derived from the underlying accounting records of South32. South32's equity accounted profit/(loss) is set out in footnote (c) to Table A3.1 of the South32 Listing Documents. Dividends received by South32 represent 60 per cent of dividends paid by the companies that represent the Manganese Business.
[4] Pro forma adjustment reflects the removal of the impact of intercompany dividends received by South32 from BHP Billiton which have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Documents.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION MARCH 2015 SLIDE 69

PRO FORMA BALANCE SHEET RECONCILIATION

SOUTH32

US$m	South32 Combined Balance Sheet 31 December 2014[1]	Change of Control in Manganese Business: Removal of Consolidated Balances[2]	Change of Control in Manganese Business: Equity Accounted Interest[3]	Intercompany Settlement and Debt Drawdown[4]	South32 Setup Costs[5]	Tax Consolidation[6]	South32 Pro forma 31 December 2014
Assets							
Current assets							
Cash and cash equivalents	459	(43)	-	59	(111)	-	364
Trade and other receivables	1,098	(139)	-	-	-	-	959
Receivable from BHP Billiton	9,508	(295)	-	(9,213)	-	-	-
Receivable from related party	-	-	60	-	-	-	60
Other financial assets	15	-	-	-	-	-	15
Inventories	1,406	(382)	-	-	-	-	1,024
Current tax assets	107	-	-	-	-	-	107
Other	37	(11)	-	-	-	-	26
Total current assets	**12,630**	**(870)**	**60**	**(9,154)**	**(111)**	**-**	**2,555**
Non-current assets							
Trade and other receivables	185	(4)	-	-	-	-	181
Receivables from related party	-	-	240	-	-	-	240
Other financial assets	508	(158)	-	-	-	-	350
Investments accounted for using the equity method	13	-	3,027	-	-	-	3,040
Inventories	60	-	-	-	-	-	60
Property, plant and equipment	12,220	(1,907)	-	18	22	-	10,353
Intangible assets	290	(74)	-	90	-	-	306
Deferred tax assets	801	(43)	-	-	-	(174)	584
Other	16	-	-	-	-	-	16
Total non-current assets	**14,093**	**(2,186)**	**3,267**	**108**	**22**	**(174)**	**15,130**
Total assets	**26,723**	**(3,056)**	**3,327**	**(9,046)**	**(89)**	**(174)**	**17,685**

[1] South32's historical combined balance sheet has been extracted, without material adjustment from the historical combined financial information in Annexure 2 of the South32 Listing Documents (refer to discussion in Section 10.8(a) of the South32 Listing Documents for transfer of assets and liabilities at existing book value). [2] Pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the joint venture agreement were effective 31 December 2014. This information has been extracted, without material adjustment from the underlying accounting records of South32. [3] This adjustment represents the fair value of the equity accounted investment in the Manganese Business as at 2 March 2015 the date the change of control became effective and as disclosed in note 10 Subsequent events of Annexure 2 of the South32 Listing Documents. [4] This adjustment represents the settlement of net intercompany balances sourced from the South32 historical combined balance sheet (less the Manganese Business), the transfer of property, plant and equipment of US$18 million and intangible assets of US$90 million relating to the capital spend incurred by BHP Billiton on information technology infrastructure and corporate facilities for South32. The settlement of net intercompany balances with BHP Billiton of US$5,446 million (current receivables of US$9,213 million, current payables of US$39 million and non-current interest bearing liabilities payable of US$3,728 million) will be by a return of South32 capital of US$5,429 million and cash settlements. The cash settlement amount of US$59million is calculated to provide South32 with a target net cash and interest bearing liabilities position and assumes an indicative drawdown of US$150million from available debt facilities. [5] The adjustment made to cash reflects South32 set up costs associated with the Demerger to be incurred by South32 after the Demerger. These totals primarily include information technology set up costs and relocation costs as well as costs incurred under transitional service arrangements but exclude debt establishment fees. [6] As a consequence of the Demerger, South32 is required by Australian tax legislation to exit BHP Billiton's existing Australian tax consolidated groups and re-consolidate in its own, new Australian tax consolidated group. As a result, certain deferred tax assets will reduce due to the resetting of the tax bases of certain tangible and intangible assets. It is expected that there will be a step down in the South32 cost base for income tax and/or capital gains tax of US$1,460 million that results in a reduction in South32's deferred tax assets of US$174 million, a deferred tax liability of US$127 million and a current tax liability of US$28 million. The pro forma adjustment is based on the South32 Directors' best estimate of the value of tax cost bases at the effective date of the tax consolidation. Refer to Section 10.8(e) of the South32 Listing Documents for more details.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
MARCH 2015
SLIDE 70

PRO FORMA BALANCE SHEET RECONCILIATION (CONTINUED)

SOUTH32

		Change of Control of Manganese Business					
US$m	South32 Combined Balance Sheet 31 December 2014[1]	Removal of Consolidated Balances[2]	Equity Accounted Interest[3]	Intercompany Settlement and Debt Drawdown[4]	South32 Setup Costs[5]	Tax Consolidation[6]	South32 Pro forma 31 December 2014
Liabilities							
Current liabilities							
Trade and other payables	1,232	(228)	-	-	-	-	1,004
Payable to BHP Billiton	41	(2)	-	(39)	-	-	-
Interest bearing liabilities	136	(4)	-	150	-	-	282
Other financial liabilities	6	-	-	-	-	-	6
Current tax payables	104	(30)	-	-	(23)	28	79
Provisions	413	(52)	-	-	-	-	361
Deferred income	4	(1)	-	-	-	-	3
Total current liabilities	**1,936**	**(317)**	**-**	**111**	**(23)**	**28**	**1,735**
Non-current liabilities							
Trade and other payables	34	-	-	-	-	-	34
Interest bearing liabilities	877	(135)	-	-	-	-	742
Interest bearing liabilities payable to BHP Billiton	3,728	-	-	(3,728)	-	-	-
Other financial liabilities	18	-	-	-	-	-	18
Deferred tax liabilities	569	(26)	-	-	-	127	670
Provisions	2,010	(478)	-	-	-	-	1,532
Deferred income	4	-	-	-	-	-	4
Total non-current liabilities	**7,240**	**(639)**	**-**	**(3,728)**	**-**	**127**	**3,000**
Total liabilities	**9,176**	**(956)**	**-**	**(3,617)**	**(23)**	**155**	**4,735**
Net assets	**17,547**	**(2,100)**	**3,327**	**(5,429)**	**(66)**	**(329)**	**12,950**
Invested Capital							
Invested capital attributable to members of South32	16,710	(1,263)	3,327	(5,429)	(66)	(329)	12,950
Invested capital attributable to non-controlling interests	837	(837)	-	-	-	-	-
Total invested capital	**17,547**	**(2,100)**	**3,327**	**(5,429)**	**(66)**	**(329)**	**12,950**

[1] South32's historical combined balance sheet has been extracted, without material adjustment from the historical combined financial information in Annexure 2 of the South32 Listing Documents (refer to discussion in Section 10.8(a) of the South32 Listing Documents for transfer of assets and liabilities at existing book value). [2] Pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the joint venture agreement were effective 31 December 2014. This information has been extracted, without material adjustment from the underlying accounting records of South32. [3] This adjustment represents the fair value of the equity accounted investment in the Manganese Business as at 2 March 2015 the date the change of control became effective and as disclosed in note 10 Subsequent events of Annexure 2 of the South32 Listing Documents. [4] This adjustment represents the settlement of net intercompany balances sourced from the South32 historical combined balance sheet (less the Manganese Business), the transfer of property, plant and equipment of US$18 million and intangible assets of US$90 million relating to the capital spend incurred by BHP Billiton on information technology infrastructure and corporate facilities for South32. The settlement of net intercompany balances with BHP Billiton of US$5,446 million (current receivables of US$9,213 million, current payables of US$39 million and non-current interest bearing liabilities payable to BHP Billiton of US$3,728 million) will be by a return of South32 capital of US$5,429 million and cash settlements. The cash settlement amount of US$59million is calculated to provide South32 with a target net cash and interest bearing liabilities position and assumes an indicative drawdown of U$150million from available debt facilities. [5] The adjustment made to cash reflects South32 set up costs associated with the Demerger to be incurred by South32 after the Demerger. These totals primarily include information technology set up costs and relocation costs as well as costs incurred under transitional service arrangements but exclude debt establishment fees. [6] As a consequence of the Demerger, South32 is required by Australian tax legislation to exit BHP Billiton's existing Australian tax consolidated groups and re-consolidate in its own, new Australian tax consolidated group. As a result, certain deferred tax assets will reduce due to the resetting of the tax bases of certain tangible and intangible assets. It is expected that there will be a step down in the South32 cost base for income tax and/or capital gains tax of US$1,460 million that results in a reduction in South32's deferred tax assets of US$174 million, a deferred tax liability of US$127 million and a current tax liability of US$28 million. The pro forma adjustment is based on the South32 Directors' best estimate of the value of tax cost bases at the effective date of the tax consolidation. Refer to Section 10.8(e) of the South32 Listing Documents for more details.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION

MARCH 2015

SLIDE 71

PRO FORMA SEGMENT REPORTING H1 FY2015

H1 FY2015 US$m.	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metallurgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannington	Group and Unallocated Items/ Eliminations	Statutory Adjustment	Total South32
Revenue													
Group production	319	823	340	268	683	425	339	231	340	486	-	(569)	3,685
Third party products[1]	-	-	-	-	-	-	-	-	-	-	404	-	404
Inter-segment revenue	332	-	-	-	-	-	-	-	-	-	(332)		-
Total revenue	**651**	**823**	**340**	**268**	**683**	**425**	**339**	**231**	**340**	**486**	**72**	**(569)**	**4,089**
Underlying EBITDA[2]	**143**	**201**	**88**	**140**	**83**	**120**	**129**	**38**	**113**	**183**	**(32)**	**(141)**	**1,065**
Depreciation and amortisation	(76)	(34)	(18)	(39)	(92)	(100)	(83)	(33)	(27)	(29)	(2)	116	(417)
Underlying EBIT[2]	**67**	**167**	**70**	**101**	**(9)**	**20**	**46**	**5**	**86**	**154**	**(34)**	**(25)**	**648**
Comprising:													
Group production	67	167	70	101	(12)	20	46	5	86	154	(64)	(51)	589
Third party products	-	-	-	-	-	-	-	-	-	-	30	-	30
Share of operating profit of equity accounted investments[3]	-	-	-	-	3	-	-	-	-	-	-	26	29
Underlying EBIT	**67**	**167**	**70**	**101**	**(9)**	**20**	**46**	**5**	**86**	**154**	**(34)**	**(25)**	**648**
Net finance costs													(88)
Income tax expense													(118)
Underlying earnings													442
Earnings adjustments													(136)
Profit/(loss) after tax													**306**
Capital expenditure	**27**	**10**	**5**	**5**	**58**	**180**	**34**	**22**	**18**	**14**	-	**(56)**	**317**
Investments accounted for using equity method	-	-	-	-	**13**	-	-	-	-	-	-	**3,027**	**3,040**
Total assets[4]	**3,793**	**1,502**	**719**	**1,078**	**2,051**	**1,770**	**1,861**	**1,305**	**1,082**	**402**	**5,198**	**(3,076)**	**17,685**
Total liabilities[4]	**380**	**307**	**91**	**140**	**1,037**	**236**	**272**	**179**	**228**	**210**	**2,106**	**(451)**	**4,735**

[1] Third party products purchased by Marketing comprise US$358 million for aluminium (2014: US$802 million), US$46 million for coal (2014: US$456 million) and US$ nil for manganese (2014: US$2 million). Underlying EBIT on third party products comprise US$17 million for aluminium (2014: US$14 million), US$13 million for coal (2014: US$18 million) and US$ nil for manganese (2014: (US$2) million).
[2] Underlying EBIT is earnings before net finance costs, taxation and any earnings adjustments items. Underlying EBIT is reported net of South32's share of net finance costs and taxation of equity accounted investments. Underlying EBITDA is Underlying EBIT, before depreciation and amortisation.
[3] Share of operating profit of equity accounted investments includes the impacts of earnings adjustments to Underlying EBIT.
[4] Total segment assets and liabilities represent operating assets and liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying amount of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION
MARCH 2015
SLIDE 72

PRO FORMA SEGMENT REPORTING FY2014

SOUTH32

FY2014 US$m	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metall-urgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannin-gton	Group and Unalloc-ated Items/ Elimin-ations	Statutory Adjus-tment	Total South32
Revenue													
Group production	570	1,614	574	529	1,247	878	785	473	595	1,079	–	(1,258)	7,086
Third party products[1]	–	–	–	–	–	–	–	–	–	–	1,260	(2)	1,258
Inter-segment revenue	659	–	–	–	–	–	–	–	–	–	(659)	–	–
Total revenue	**1,229**	**1,614**	**574**	**529**	**1,247**	**878**	**785**	**473**	**595**	**1,079**	**601**	**(1,260)**	**8,344**
Underlying EBITDA[2]	**162**	**190**	**52**	**127**	**197**	**135**	**303**	**72**	**87**	**460**	**18**	**(320)**	**1,483**
Depreciation and amortisation	(138)	(69)	(36)	(83)	(193)	(170)	(148)	(62)	(88)	(47)	1	210	(823)
Underlying EBIT[2]	**24**	**121**	**16**	**44**	**4**	**(35)**	**155**	**10**	**(1)**	**413**	**19**	**(110)**	**660**
Comprising:													
Group production	24	121	16	44	(6)	(35)	155	10	(1)	413	(11)	(165)	565
Third party products	–	–	–	–	–	–	–	–	–	–	30	2	32
Share of operating profit of equity accounted investments[3]	–	–	–	–	10	–	–	–	–	–	–	53	63
Underlying EBIT	**24**	**121**	**16**	**44**	**4**	**(35)**	**155**	**10**	**(1)**	**413**	**19**	**(110)**	**660**
Net finance costs													(147)
Income tax expense													(67)
Underlying earnings													**446**
Earnings adjustments													(343)
Profit/(loss) after tax													**103**
Capital expenditure	**56**	**28**	**8**	**9**	**65**	**309**	**65**	**42**	**56**	**60**	**(1)**	**(107)**	**590**

[1] Third party products purchased by Marketing comprise US$358 million for aluminium (2014: US$802 million), US$46 million for coal (2014: US$456 million) and US$ nil for manganese (2014: US$2 million). Underlying EBIT on third party products comprise US$17 million for aluminium (2014: US$14 million), US$13 million for coal (2014: US$18 million) and US$ nil for manganese (2014: (US$2) million).
[2] Underlying EBIT is earnings before net finance costs, taxation and any earnings adjustments items. Underlying EBIT is reported net of South32's share of net finance costs and taxation of equity accounted investments. Underlying EBITDA is Underlying EBIT, before depreciation and amortisation.
[3] Share of operating profit of equity accounted investments includes the impacts of earnings adjustments to Underlying EBIT.
[4] Total segment assets and liabilities represent operating assets and liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying amount of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

SUPPLEMENTARY PRO FORMA FINANCIAL INFORMATION MARCH 2015 SLIDE 73

SOUTH32
SECTION 8: COMMODITY PRICE AND CURRENCY SENSITIVITIES

COMMODITY PRICE AND CURRENCY SENSITIVITIES
SOUTH32
Estimated impact on FY2014 combined Underlying EBIT of change of: US$m
US$5/t on alumina price 26
US$20/t on aluminium price 24
US$1/t on metallurgical coal price 6
US$1/t on energy coal price 15
US¢5/dmtu on manganese ore price 19
US$10/t on manganese alloy price 7
US¢10/lb on nickel price 10
US$20/t on lead price 4
US$20/t on zinc price 1
US¢20/oz on silver price 5
Estimated impact on FY2014 combined Underlying EBIT of strengthening US$ relative to: US$m
Australian dollar (US1 cent/A$) 30
South African rand (0.1 rand/US$) 15
Brazilian real (0.02 real/US$) 3
Colombian peso (20 peso/US$) 3
Mozambican metical (0.5 metical/US$) 1
COMMODITY PRICE AND
CURRENCY SENSITIVITIES
MARCH 2015
SLIDE 75

SOUTH32
SECTION 9: REVOLVING CREDIT FACILITY SUMMARY

REVOLVING CREDIT FACILITY SUMMARY
SOUTH32
Facility Type Multicurrency Revolving Syndicated Facility
Currencies US$ or optional currencies, including A$ and €.
Commitments US$1.5 billion.
Maturity date Five years after the date of the agreement plus two one-year extension options for those lenders which agree to extend.
Applicable interest rates Base rate plus a margin which has been agreed at current commercial rates. The applicable base rates include:
LIBOR for a loan in US$;
BBSW for a loan in A$;
EURIBOR for a loan in € .
Conditions precedent to initial drawdown The Facility contains conditions precedent to initial drawdown that are customary for a facility of this nature and other conditions precedent which relate to the implementation of the Demerger and listing of South32 on the ASX.
Events of default The Facility contains customary events of default including, but not limited to, payment default, breach of representation, breach of financial covenant and cross-default.
Mandatory prepayment and cancellation events The Facility includes customary mandatory prepayment and cancellation events, including a change of control provision which in certain circumstances allows a lender to cancel its commitments under the Facility and require full prepayment of amounts outstanding under the Facility.
Covenants The Facility contains a single financial covenant and undertakings which are customary for a facility of this nature including, but not limited to, provision of information, negative pledge and restrictions on subsidiary indebtedness and disposals of assets.
Security None.
Guarantee Each borrower under the agreement is a guarantor in respect of the obligation of each other borrower which is a subsidiary of it.
REVOLVING CREDIT FACILITY
SUMMARY
MARCH 2015
SLIDE 77

SOUTH32
SECTION 10: LISTING MECHANICS

LISTING AND DISTRIBUTION OF SHARES
SOUTH32
Demerger effected through a 1 for 1 pro-rata distribution of shares by way of an in-specie dividend
Australian incorporated company
- Primary listing: ASX
- Standard listing: UKLA
- Secondary listing: JSE
- OTC ADS program in the United States
Expected South32 shares will qualify for inclusion in the S&P/ASX indices
Worsley Alumina, Australia
LISTING MECHANICS MARCH 2015
SLIDE 79

KEY TRADING DATES
SOUTH32
Event Date
Last date on which BHP Billiton shares trade on the ASX, JSE and LSE with an entitlement to South32 shares 15 May 2015
South32 shares commence trading on the ASX on a deferred settlement basis, the JSE (normal trading), and the LSE on a when- issued basis 18 May 2015
Date for determining entitlement to South32 shares of BHP Billiton Plc Shareholders 19 May 2015
Date for determining entitlement to South32 shares of BHP Billiton Limited Shareholders 20 May 2015
Date for determining entitlement to South32 shares of BHP Billiton Plc Dematerialised Shareholders in Strate 22 May 2015
Normal trading of South32 shares on the LSE commences 26 May 2015
South32 ADSs commence regular way trading in the over the counter market 1 June 2015
Normal trading of South32 shares on the ASX commences 2 June 2015
LISTING MECHANICS MARCH 2015
SLIDE 80

SOUTH32
SECTION 11: KEY RISKS

KEY RISKS
SOUTH32
External Risks Relating to the Industries in Which South32 Operates
a) Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect South32’s results, including cash flows and asset values
b) South32’s financial results may be negatively affected by currency exchange rate fluctuations
c) Actions by governments or political events could have a negative impact on the business
d) Challenges by administrative bodies, in particular tax authorities, may lead to additional liabilities for South32
e) South32’s operations are dependent on licences and permits, the obtaining, renewal or maintenance of which may be uncertain or challenging
f) South32 may be exposed to litigation and claims that could result in a significant cost to South32 or affect its operations
Operational Risks
a) Cost pressures and reduced productivity could negatively impact South32’s operating margins and expansion plans
b) South32’s Businesses are dependent on access to infrastructure that is economical, and without such access these operations may be disrupted or further development may be prevented
c) South32’s Businesses are dependent on access to water and power that is economical, and without such access these operations may be disrupted or further development may be prevented
d) Unexpected natural or operational catastrophes may adversely impact South32’s operations
e) South32 is reliant on non-controlled operators and contractors at some operations
f) Outputs produced from processing are dependent on quality and consistent supply of inputs
g) South32’s operations may be affected by unfavourable employee and union relations, which could disrupt its activities
h) Due to the nature of its business and operations, South32 is exposed to the risks of fraud and corruption
i) South32 will be smaller in scale than BHP Billiton following the Demerger
j) The Demerger may fail to realise anticipated benefits for South32
k) Third party consents required as part of the Demerger may not be obtained
l) Potential for delays, unexpected costs or other issues in establishing South32 as a stand-alone legal entity
m) Breaches of South32’s information technology security processes may adversely impact South32’s business activities
n) Failure to retain and attract key employees to South32 may impact on operations and financial results
Business Risks
a) Failure to maintain, realise or enhance existing reserves, discover new reserves or develop new operations could negatively affect South32’s future results and financial condition
b) Increased costs or schedule delays may adversely affect South32’s development projects
KEY RISKS MARCH 2015
SLIDE 82

KEY RISKS
SOUTH32
Financial Risks
a) If South32’s liquidity and cash flow deteriorate, it could adversely affect its access to capital and ability to operate existing assets or fund major capital programs
b) Closure and rehabilitation costs require significant judgements and estimates and are therefore subject to change
c) South32 may not recover its investments in mining assets, which may require financial write-downs
d) The commercial counterparties South32 transacts with may not meet their obligations, which may negatively impact South32’s results
e) South32 may be subject to restrictions on its ability to pay dividends or extract capital out of certain jurisdictions
f) South32’s insurance coverage may be inadequate to respond to significant events, causing disruptions to its activities or financial loss
Sustainability Risks
a) Impacts, incidents or accidents and related regulations may adversely affect South32’s people, operations, reputation or licence to operate or the environment
b) Climate change and greenhouse gas effects may adversely impact South32’s operations and markets
General Risks Relating to the South32 shares
a) The price of South32 shares may be subject to broader share market conditions
b) Future share issues by South32 may dilute existing South32 Shareholders or cause volatility in the price of South32 shares
c) Exchange rate fluctuations may adversely affect the foreign currency value of South32 shares and any dividend
d) The rights afforded to South32 Shareholders are governed principally by Australian law. Not all rights available to shareholders under the laws of South Africa, the United Kingdom and the United States will be available to South32 Shareholders
e) Foreign investors may find it difficult to enforce foreign judgements obtained against South32 and the South32 Directors
See South32 Listing Documents for more detail
KEY RISKS
MARCH 2015
SLIDE 83

SOUTH32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary